FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2011	2

FINANCIAL HIGHLIGHTS

•

In 2011, the Company posted record levels of free cash flow generation of 9,270 million euros, with a strong year-on-year growth of 9.5%, compatible with increased investment amid a difficult operating environment.

•	Telefónica surpassed the 306 million accesses mark at the end of 2011, setting the basis for the Company’s future revenue growth:

•	The commercial repositioning in the second half led to a significant increase in activity in the last months of the year and to a 7% year-on-year growth in accesses.

•	Telefónica Latinoamérica, with a 10% year-on-year organic growth in accesses, consolidated its position as the main contributor to the expansion of Telefónica’s accesses.

•

Mobile net additions reached a record of 7.8 million accesses in the quarter, while mobile broadband accesses increased 1.6 times versus 2010 to 38 million. The contract segment already represents a third of the Group’s total mobile accesses.

•	Consolidated revenue totalled 62,837 million euros in 2011, with a year-on-year growth of 3.5%, and of 4.8% excluding the impact of mobile termination rates cuts:

•	Telefónica Latinoamérica was once again the Company’s growth driver, accounting for 47% of total revenues.

•

Mobile data revenue grew 19.0% in organic terms year-on-year, accounting for more than 31% of mobile service revenue. This increase was driven by the rapid expansion of non-SMS data revenues, which now account for over 52% of total data revenues.

•	The Company kept a high profitability, with an underlying OIBDA margin of 36.1% despite the increased commercial activity:

•	Underlying OIBDA totalled 22,697 million euros.

•	Telefónica Latinoamérica continued to increase its contribution to the Group’s underlying OIBDA, accounting for 48% of the consolidated figure in 2011 (+4 percentage points versus 2010).

•	The negative impact from regulation dragged 188 million euros to 2011 OIBDA.

•	The Company met its 2011 revenues, OIBDA margin and CapEx targets.

•	Telefónica announces its guidance for 2012 and reiterates the shareholder remuneration policy announced in December.

•	Financial Guidance:

•	Net financial debt / OIBDA < 2.35x (equivalent to previous (Net Debt+Commitments) / OIBDA < 2.5x).

•	Shareholder remuneration of 1.50 euros per share, including the payment of a cash dividend of 1.30 euros per share and a share buyback for the remaining amount.

•	Operating Guidance (considering constant perimeter):

•	Revenue growth >1% at current exchange rates.

•	Lower OIBDA margin decline than in 2011.

•	Similar CapEx/sales as in 2011.

2012 operating guidance criteria: Assumes current exchange rates (2012 average FX of € 1: US$ 1.32x; € 1: BRL 2.30; € 1: £ 0.85) and constant perimeter of consolidation. At the OIBDA level, excludes write-offs, capital gains/losses from companies disposals and significant exceptionals. CapEx excludes spectrum licenses.

2011 Bases for 2012 targets:

•	Net financial debt / OIBDA: 2.46 x.

•	Revenues: 62,837 million euros.

•	OIBDA margin: 36.1%.

•	CapEx/Sales ex spectrum: 14.2%.

Comments from César Alierta, Executive Chairman:

“2011 has been a key year in the process of transformation of Telefónica. In a difficult environment, our diversification and our flexibility has allowed us to deliver solid results, in line with the targets announced, and a record FCF generation. Revenues increased by 3.5% year-on-year, to 62,837 million euros and FCF totalled 9,270 million euros, a 9.5% increase versus 2010, and equivalent to 2.06 euros per share.

January - December 2011 Results - TELEFÓNICA

All this has been compatible with investments exceeding the 10.2 billion euros mark in 2011, underpinning the importance of having a differential, top-quality network, to offer increasingly sophisticated services compatible with all kind of fixed and mobile devices, essential for the generation of future revenues.

In parallel, we have made significant progress in other areas. On the one hand, we have increased our customer base to exceed the 306 million mark, while the Company’s strategy to strengthen its competitive position is already paying off, showing a significant increase in the commercial activity in the second half of the year, and a remarkable growth in mobile broadband. In 2011, Telefónica has led the increase of penetration of mobile broadband services in its markets, with more than 38 million customers at the end of the year, 61% above 2010 figure. As a result, mobile data revenue also grew significantly to almost 20% in organic terms, and now represents 31% of mobile service revenues.

Furthermore, we have continued to make advancements in the diversification of our business, reinforcing greatly our position in Latin America, while our business in the region already accounts for over 45% of revenue, OIBDA and operating cash flow of Telefónica. The commercial effort done in the last months is already positively impacting revenue evolution with growth rate showing a significant acceleration in the fourth quarter to 6.3% year-on-year in organic terms and excluding the impact from lower mobile termination rates. We have strengthened our leadership in the key market of the region, Brazil, which has become our major growth engine and yields tremendous potential for the future.

In Europe, despite a tough economic backdrop, Telefónica has continued to push the adoption of new broadband services as key drivers for revenue growth, in a context of pressure in traditional voice services due to strong competition with adverse regulation. Moreover, the changes in the commercial offer in our main markets have led to a stronger commercial activity, quite evident in the fourth quarter. On the other hand, the Company’s efforts to enhance efficiency have been translated into specific projects that have already started to bear fruits in the case of Spain, bringing significant savings in personnel expenses in 2012. In addition, in Spain, and despite the adverse trading conditions, Telefónica has invested close to 3 billion euros in 2011, representing a 17% over sales and underpinning the strong push in the deployment of high speed broadband networks as well as the acquisition of the best spectrum in the market. On the other hand, the strong results obtained in Germany must be highlighted. We have reinforced significantly our position in this market and have become the operator with the highest growth rate in 2011.

We face 2012 from a position of strength, thanks to the advances we have made in the last decade to reinforce our diversification, not only geographical but also by businesses, and also because of the decisions we have taken in the last months to accelerate our transformation and increase financial flexibility. For all this, we face 2012 with a lot of confidence.

We will continue pushing the mass-market adoption of broadband in our markets, both fixed and mobile, with Telefónica becoming the key lever for the development of the societies where we are present. Additionally, we have reinforced our position in the value chain with the launch of Telefónica Digital, in order to accelerate the capture of new revenues in the digital world. As a result, in 2012 we expect revenue growth of more than 1% at current exchange rates.

The creation of Telefónica Global Resources has also been fundamental to take us another step forward towards more efficiency and maximise all the benefits coming from our scale while freeing up resources in a year in which we will maintain a strong investment effort to advance in our transformation process and to improve our network capabilities.

And, as the progress in the first two months of the year shows, we are focused on strengthening our balance sheet and reducing our leverage. During the year we will proactively manage our portfolio of assets to optimize the use of capital and to maximize the Company’s value.

All of the above topped by a very attractive and sustainable shareholder remuneration policy. The dividends and share buybacks announced for 2012 yield 11.5% as of today’s stock prices”.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	January -December		% Chg
	2011	2010	Reported	Organic	2011 Guidance	Guidance fulfillment
Revenues	62,837	60,737	3.5	0.1	“up to 2%”	0.1
Telefónica España	17,284	18,711	(7.6)	(7.6)
Telefónica Latinoamérica	29,237	25,756	13.5	5.0
Telefónica Europe	15,524	15,724	(1.3)	(1.6)

OIBDA	20,210	25,777	(21.6)	(5.1)
Telefónica España	5,072	8,520	(40.5)	(12.0)
Telefónica Latinoamérica	10,941	13,713	(20.2)	(1.4)
Telefónica Europe	4,233	4,080	3.8	(2.5)

OIBDA margin	32.2%	42.4%	(10.3 p.p. )	(2.0 p.p. )	“upper 30’s”	36.1%
Telefónica España	29.3%	45.5%	(16.2 p.p. )	(2.2 p.p. )	Limited
Telefónica Latinoamérica	37.4%	53.2%	(15.8 p.p. )	(2.4 p.p. )	erosion	(-2.0 p.p.	)
Telefónica Europe	27.3%	25.9%	1.3 p.p.	(0.3 p.p. )	y-o-y

Operating Income (OI)	10,064	16,474	(38.9)	(9.6)
Telefónica España	2,984	6,511	(54.2)	(16.8)
Telefónica Latinoamérica	6,157	9,759	(36.9)	(4.3)
Telefónica Europe	1,116	879	27.0	(0.9)

Net income	5,403	10,167	(46.9)
Basic earnings per share (euros)	1.20	2.25	(46.7)

CapEx	10,224	10,844	(5.7)	3.3	~9,000	8,819
Telefónica España	2,914	2,021	44.2	2.6
Telefónica Latinoamérica	5,299	5,455	(2.9)	6.6
Telefónica Europe	1,705	3,152	(45.9)	(3.8)

OpCF (OIBDA-CapEx)	9,986	14,933	(33.1)	(9.8)
Telefónica España	2,158	6,499	(66.8)	(16.5)
Telefónica Latinoamérica	5,641	8,258	(31.7)	(6.9)
Telefónica Europe	2,528	928	n.m.	(1.5)

-	Reconciliation included in the excel spreadsheets.

Notes:

-	OIBDA and OI are presented before brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-	OIBDA, OIBDA margin, OI and OpCF of Telefónica include 2,671 million from the workforce provision related to the Redundancy Program in Spain in the third quarter of 2011.

-

Figures in million Euros. CapEx includes, in the second quarter of 2011, 417 from the the spectrum acquired in Brasil (349) and Costa Rica (68); 37 from the spectrum acquired in Colombia in the fourth quarter of 2011 and 842 from the acquisition of spectrum in Spain in 2011. 2010 CapEx includes 1,379 from the acquisition of spectrum in Germany in the second quarter of 2010 and 1,237 from the acquisition of spectrum in Mexico in the third quarter of 2010.

-

T.España: Figures in million euros. OIBDA, OIBDA margin, OI and OpCF of T. España include a net gain of 40 from the sale of non-strategic assets in the fourth quarter of 2011 (73 in 2011) and the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591) and 202 in the fourth quarter of 2010. In 2010, Company results in reported terms were affected by the following: booking of the Universal Service (95 in revenues and 31 in OIBDA; 38 in revenues and 13 in OIBDA in the fourth quarter), sale of application rights (101 in revenues and also in OIBDA; 49 in the fourth quarter) and bad debts recovery (20 in OIBDA). Associated to the Universal Service, it was booked in 2011, 35 in revenues and 13 in OIBDA in the fourth quarter.

-

T. LatAm: 2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. OIBDA, OIBDA margin, OI and OpCF in T. Latinoamérica are affected by the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter of 2010) and by non-recurrent restructuring expenses mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation's social activities of 410 in the fourth quarter of 2010.

-

T.Europe: Figures in million euros. OIBDA, OIBDA margin, OI and OpCF of T. Europe include a capital gain of 61 from the sale of Manx Telecom in the second quarter of 2010 and is affected by non-recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year (202 recorded in the third quarter and 118 in the fourth quarter).

January - December 2011 Results - TELEFÓNICA

-

Organic criteria: In financial terms, it assumes constant average exchange rates as of January-December 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-December 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the revaluation of our pre-existing stake in VIVO accounted for in Q3 10 and the results of Manx Telecom are excluded from organic growth calculation. In addition, excluded from OIBDA and OI in 2010 is the impact of the capital gain from the sale of Manx Telecom booked in the second quarter of 2010, and the one-off restructuring expenses, most of which were associated with workforce adjustment plans and firm commitments relating to the Telefónica Foundation’s social activities, registered in the second half of 2010. In OIBDA terms, in January-December 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well the workforce provision related to the Redundancy Program approved in Spain. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s CapEx excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum. 2011 financial results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. In addition, 2011 results include from September (retroactive effect August 1st) the global consolidation of Acens Technologies.

-

Guidance criteria: 2011 guidance assumes constant exchange rates as of 2010 (average FX in 2010) and excludes hyperinflationary accounting in Venezuela in both years. At the OIBDA level it excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptionals mainly related with restructuring costs. Results from the operation in Costa Rica are excluded from guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments associated to the new Telefónica premises in Barcelona and spectrum licenses.

January - December 2011 Results - TELEFÓNICA

September 30,
TELEFÓNICA
Accesses	7
Consolidated Results	8
Financial Data	15

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica	22
• Brazil	24
• Argentina	27
• Chile	29
• Peru	30
• Colombia	32
• Mexico	33
• Venezuela	34
• Central America	35
• Ecuador	36

Telefónica España	46
• Wireline Business	48
• Wireless Business	49

Telefónica Europe	55
• Telefónica UK	56
• Telefónica Germany	57
• Telefónica Czech Republic	59
• Telefónica Ireland	60

Other Companies	67
• Atento	67

ADDENDA	69
Key Holdings of Telefónica and its Subsidiaries	69
Significant Events	70
Changes to the Perimeter	71

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	September 30,	September 30,	September 30,
	December
	2011	2010	% Chg
Final Clients Accesses	301,311.8	282,994.9	6.5
Fixed telephony accesses (1)	40,119.2	41,355.7	(3.0)
Internet and data accesses	19,134.2	18,611.4	2.8
Narrowband	909.2	1,314.1	(30.8)
Broadband (2)	18,066.3	17,129.6	5.5
Other (3)	158.7	167.8	(5.4)
Mobile accesses	238,748.6	220,240.5	8.4
Prepay	162,246.9	151,273.9	7.3
Contract	76,501.7	68,966.6	10.9
Pay TV (4)	3,309.9	2,787.4	18.7

Wholesale Accesses	5,296.0	4,637.4	14.2
Unbundled loops	2,928.7	2,529.2	15.8
Shared ULL	205.0	264.0	(22.3)
Full ULL	2,723.7	2,265.3	20.2
Wholesale ADSL (5)	849.3	687.4	23.5
Other (6)	1,518.0	1,420.7	6.8

Total Accesses	306,607.8	287,632.3	6.6

Notes:

-	Year-on year changes are affected by the inclusion of the customers of HanseNet since March 2010 and the exclusion of the customers of Manx since July 1st, 2010.

(1)

PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes 153 thousand clients of TVA from June 2011.

(5)	Includes ULL rented by T. Germany and T. UK.

(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA

Consolidated Results

Despite Telefónica's new organizational structure approved in September 2011, the Company continued to report its third and fourth quarter results of 2011 in the previous organization structure as this was the base to settle the Company’s commitments for 2011 and also the structure employed to report the results of the first half of 2011.

The restructuring of Telefónica by business unit, Telefónica España, Telefónica Latin America and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.

Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within the Telefónica consolidation scope for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This form of presentation does not affect the consolidated results of Telefónica.

In line with this organisation, Telefónica has included in the Telefónica España, Telefónica Latin America and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and television businesses, in accordance with its location. The "Other companies" heading includes the Atento business and other holding companies and eliminations in the consolidation process.

As of 1 January 2011, and in accordance with the new organization approved by the Company in September 2010, Telefónica Europe, in addition to the businesses in the UK, Germany, Ireland, the Czech Republic and Slovakia, also includes in its consolidation perimeter Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), whose activities are primarily focused on the provision of services to multinationals as well as the provision of global wholesale telecommunications services to international fixed and wireless voice operators, ISPs and content providers. In the fiscal year 2010 both companies were part of the consolidation perimeter of Telefónica Latin America. Therefore, the results of Telefónica Europe and Telefónica Latin America have been restated for the fiscal year 2010 to reflect the new organizational structure as of 1 January 2010. As this is an intragroup change, Telefónica results are unaffected.

Furthermore, in Brazil, with the objective to facilitate a more clear evolution of the fixed and wireless businesses regardless of the way in which ownership of the licenses affects accounting procedures, long distance revenues have been reclassified, so that revenue from long-distance services arising from the wireless network is considered as wireless revenue, and revenue arising from the fixed-line network is considered as fixed-line revenue, being presented also net of intercompany eliminationsrom the fourth quarter of 2011, and retroactively to 1 January 2010. This reclassification has no effect on the consolidated results in Brazil.

Also, in the context of the organization and integrated management of the fixed and wireless businesses in Latin America, and with the aim of facilitating the understanding and monitoring of the financial performance of the Company’s operations in this region and avoiding distortions which, without affecting the consolidated results of Telefónica Latin America, may result in an erroneous interpretation of the individual performance of each of the businesses -especially at the level of operating expenses and investment-, from the first quarter of 2011 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica Latin America, providing breakdowns by business only at a revenue level. The Company has not changed the criteria for reporting operating metrics.

January - December 2011 Results - TELEFÓNICA

In a year characterized by adverse macroeconomic conditions, strong competition and negative impacts from regulation, Telefónica obtained solid results, meeting the revenue, OIBA margin and CapEx targets committed for 2011, thanks to the high diversification of its operations.

Against this backdrop, Telefónica has continued making progress in its strategy to capture growth in its different markets, being noteworthy the sharp increase in the Company’s activity during the second half of 2011, as a result of the refocused commercial strategy that led to changes in the commercial offer in the main countries of operations.

This strategy led to a year-on-year increase in total accesses of almost 7% in organic terms, to 306.6 million in 2011, with a significant growth in the number of contract and mobile broadband customers. It is worth highlighting the acceleration in the Company’s access growth during the second half of the year, period in which net additions reached almost 13 million accesses (72% more than in the first half of 2011 and more than duplicating that in the second half of 2010). By region, Telefónica Latinoamérica’s performance is noteworthy, which, with a 10% year-on-year organic growth in accesses, consolidated its position as the main contributor to the expansion of Telefónica’s accesses.

•

Telefónica’s mobile accesses stood at 238.7 million in 2011, with a year-on-year increase of 8% in organic terms, following an acceleration in the growth rate during the second half of the year, period in which, excluding the disconnections accounted for in the year, the Company registered net additions of almost 13 million accesses (1.8 times the increase registered during the first half of the year and 1.4 times those in the second half of 2010). It is also worth highlighting net additions posted during the fourth quarter, reaching a record in the year (7.8 million accesses, excluding the disconnection of 1 million inactive prepaid accesses in Brazil in December), with a year-on-year increase of 45% (+59% quarter-on-quarter).

The Company’s focus on capturing high-value customers led to a sustained increase in the contract segment (+11% year-on-year), which accounted for almost a third of total mobile accesses. As a result, the contract segment contribution to total net additions stood close to 40% over the full year, exceeding 100% at Telefónica España and Telefónica Europe. In Latin America, it is important to highlight the Company’s leading position in the contract segment, where Telefónica has the largest customer base in the region.

Mobile broadband accesses -accesses with a data rate attached and therefore active users of the service- exceeded 38 million at the end of 2011 (+61% year-on-year). This figure represents a penetration rate of 16% over Telefónica’s total mobile access base (+5 percentage points versus December 2010). Telefónica Europe reached a penetration rate of 31%, followed by Telefónica España (29%). Meanwhile, there is huge scope for increasing penetration of these services at Telefónica Latinoamérica (10%).

The Company’s differential focus on the data business is reflected in the sustained increase in mobile data revenues, with a 19.0% year-on-year increase in organic terms, to account for more than 31% of Telefónica’s total mobile service revenue in 2011. Noteworthy was the strong increase in non-SMS data revenues (+37.5% year-on-year in organic terms), which now account for more than 52% of total mobile data revenues.

•

Retail fixed broadband accesses reached a total of 18.0 million (+5% year-on-year). The strategy of bundling voice, broadband, and TV services has proved to be key to control the churn rate, with the percentage of retail broadband accesses (in both Spain and Latin America) bundled in a dual or triple service package rising gradually to around 90% in 2011.

•

The number of Pay TV accesses stood at 3.3 million in 2011 (+19% year-on-year), with a pickup in the growth rate, basically due to the successful commercial repositioning in Latin America, where net additions in 2011 tripled those of 2010, the inclusion of TVA’s Brazilian customers as of June and the good commercial performance in Spain during the second half of the year.

•	Fixed telephony accesses reached 40.1 million, down 3% year-on-year. This decline remained stable throughout 2011.

It is important to bear in mind that Vivo has been fully consolidated since October 2010 (prior to that date, the results of Vivo were proportionately consolidated). Consequently, this had an impact on the year-on-year comparisons of Telefónica’s financial results in reported terms.

In 2011 revenues totalled 62,837 million euros, a year-on-year increase of 3.5%, driven by higher revenues from Telefónica Latinoamérica (+13.5% year-on-year). Changes in the consolidation perimeter contributed with 4.1 percentage points to this growth, while foreign exchange rates had a negative impact on revenue growth of 0.7 percentage points.

January - December 2011 Results - TELEFÓNICA

In organic terms, revenues rose 0.1% in 2011, negatively impacted by mobile termination rate cuts across all regions, which dragged 842 million euros to revenue growth. Excluding this impact, organic revenue growth for the full year would have reached 1.4% (+4.8% in reported terms).

By services, the contribution of services with the highest growth potential continued to increase (fixed and mobile broadband, services beyond connectivity), exceeding 26% of consolidated revenues (+3 percentage points versus 2010). This contribution offset the lower contribution by traditional access and voice revenues.

By regions, revenues from Telefónica Latinoamérica already account for 47% of total consolidated revenues (+4 percentage points with respect to 2010) and remained the Company’s main growth driver and the largest contributor to consolidated revenues in organic terms (+2.2 percentage points). Revenues from Telefónica Europe represent 25% of the consolidated revenues, while Telefónica España contributes with some 28%, both decreasing by -1.2 percentage points year-on-year and -3.3 percentage points year-on-year, respectively.

Consolidated operating expenses stood at 44,501 million euros in 2011. It is important to remember that the year-on-year performance in reported terms (+10.2%) is mainly affected by the increase in personnel expenses (+31.8% year-on-year in reported terms), as a result of:

•

non-recurrent restructuring expenses recorded in the second half of 2010 (1,262 million euros), mainly related to personnel reorganization (658 million euros) and firm commitments relating to the Telefónica Foundation’s social activities (400 million euros; of this total, 280 million euros were recorded in Telefónica S.A. and the remainder was registered in Telefónica Latinoamérica).

•

the non-cash impact provision for restructuring expenses (2,671 million euros in consolidated terms) register in the third quarter of 2011, associated to the workforce restructuring plan approved by the Company in Spain.

In organic terms, the year-on-year increase in operating expenses stood at 3.2%, explained by:

•

Supply costs amounted to 18,256 million euros, with a year-on-year increase of 1.3% in organic terms (+3.7% in reported terms), as a result of increased handset costs in the three regions associated with growing smartphone adoption. Nevertheless, this effect is offset by lower mobile termination costs in all the regions.

•

Subcontract expenses totalled 13,019 million euros, up 4.4% year-on-year in organic terms (+6.5% in reported terms), mainly coming from Telefónica Latinoamérica, reflecting higher investment in customer care, increased commercial costs linked to higher activity, and higher expenses associated to the deployment of the 3G network.

•

Personnel expenses amounted to 11,080 million euros, rising 6.2% in organic terms, mainly due to the higher expenses in Latinoamérica, following the in-sourcing process developed in Brazil in 2010 and the salaries revision in June 2011, as well as higher inflation in certain markets within the region.

The average number of employees at the end of 2011 was 286,145 (17,098 more than at the end of 2010), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica’s consolidated average workforce was 133,948 employees (128,011 in 2010).

Additionally, Telefónica’s global efficiency projects continued to contribute very positively to consolidated results in 2011 (636 million euros in terms of revenues and 523 million euros in OIBDA).

In this regard, and reflecting the benefits of our scale, it is worth highlighting that Telefónica’s “Partners Programme” now includes three operators (Bouygues, Etisalat and Sunrise). The “Partners Programme” is an initiative that makes available to selected operators and, under commercial terms, a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (roaming, services to multinationals, procurement, devices, etc.).

Gains on sales of fixed assets totalled 823 million euros in 2011, mainly due to the impact of sales of non-strategic towers within the framework of a number of initiatives developed by the business units to optimize the use of capital (impact of 541 million euros in 2011, with 467 million in the fourth quarter; and 242 million in 2010, 179 million in the fourth quarter). Moreover, 2011 results include the positive impact of the partial reduction of our economic exposure to Portugal Telecom (184 million euros) as well as T. España’s sale of non-strategic assets, amounting to 73 million euros (40 million euros accounted for in the fourth quarter).

January - December 2011 Results - TELEFÓNICA

It is worth noting that in the third quarter of 2010 this item included the positive impact of the revaluation of the previously-held stake in Vivo at its fair value at the date of acquisition of the 50% stake in Brasilcel owned by Portugal Telecom (3,797 million euros) as well as the capital gain from the disposal of Manx Telecom (61 million euros).

Thus, operating income before depreciation and amortization (OIBDA) for 2011 stood at 20,210 million euros. In underlying terms, OIBDA decreased 2.1%, affected by the loss of higher-margin revenues, the sharp increase in commercial activity and negative impact of interconnection (188 million euros in 2011). In organic terms, OIBDA dropped 5.1% over the twelve-month period.

Despite the difficult operating business environment and the strong activity throughout the year, the Company maintained a high level of efficiency, with OIBDA margin reaching 36.1% in organic terms, a limited erosion of 2.0 percentage points versus 2010. In underlying terms, OIBDA margin stood also at 36.1% (-2.1 percentage points year-on-year).

By region, Telefónica Latinoamérica continued to increase its contribution to consolidated OIBDA, already accounting for 48% of underlying OIBDA (+4 percentage points year-on-year), rising to 67% including the contribution from Telefónica Europe.

Depreciation and amortization in 2011 (10,146 million euros) posted a year-on-year increase of 9.1% in reported terms, reflecting full consolidation of Vivo and the amortization of Vivo’s purchase price allocation (336 million euros for the full year vs. 84 million euros in 2010). Total depreciation and amortization charges derived from purchase price allocation processes amounted to 1,119 million euros in 2011 (-2.0% year-on-year). In organic terms, depreciation and amortization rose by 1.2% with respect to 2010.

As a result, operating income (OI) stood at 10,064 million euros for 2011, a 9.0% drop year-on-year in underlying terms. In organic terms, 2011 operating income fell 9.6% year-on-year (-38.9% in reported terms).

Profit from associates stood at -635 million euros for 2011 versus +76 million euros in 2010. The year-on-year change was mainly the result of the non-cash impact of Telco S.p.A.’s revision of its value of its investment in Telecom Italia, as well as of the operating synergies achieved, with both effects totaling 662 million euros (481 million euros after the related tax effect).

Net financial expenses in 2011 stood at 2,941 million euros (+11.0% year-on-year), due to increased average debt with respect to 2010 (+13% to 56,351 million euros). This implied an average cost of debt of 5.22%, which, adjusting for exchange rate differences, fell to below 5% (4.91%), and it is lower than in 2010 (5.0%).

It is worth to highlight that the free cash flow generated in 2011 has allowed Telefónica to reduce net financial debt after cancellation of commitments and dividend payments by 1,600 million euros in 2011. However, after payments devoted to share buyback programmes and divestments (excluding the second payment for Vivo’s acquisition, already considered in 2010’s net debt), net financial debt increased by 365 million euros. Similarly, accrued interest higher than payments, the increase in the present value of obligations due to fixed rate derivative transactions, and other effects (net of savings due to currency depreciation), have increased net financial debt by 346 million euros. As a result, net financial debt stood at 56,304 million euros in 2011 (+711 million euros versus 2010).

The Company’s active management of working capital has contributed with 1,353 million euros to cash flow generation. In addition, 781 million euros coming from cash received from divestments, mainly from non-strategic tower sales, must be added to working capital, explaining part of the difference between the CapEx accrued in the year and the net CapEx payments. The previously mentioned cash flow generation is the result of different management initiatives on working capital.

On the other hand, payment for income tax (1,959 million euros) is 657 million euros lower than in the previous year, mainly due to the accelerated tax depreciation and of the deductibility of certain provisions.

Telefónica’s Free Cash Flow for 2011 reached 9,270 million euros, an increase of 805 million euros versus 2010 (+9.5% year-on-year), reaching a record level in the cash flow generation of the Company, despite strong investments in spectrum.

January - December 2011 Results - TELEFÓNICA

FCF per share reached 2.06 euros (+9.8% year-on-year). It is worth to mention that this amount includes 0.20 euros per share related to spectrum payments.

The leverage ratio, net debt including commitments over OIBDA (excluding results on the sale of fixed assets and adjusted by the provision related to the redundancy program in Spain), stands at 2.63 times at December 2011. If we consider the new leverage criteria, the ratio net debt over OIBDA (adjusted by the provision related to the redundancy program in Spain) stands at 2.46 times.

During 2011, the financing activity of Telefónica, excluding short term Commercial Paper Programmes activity, rose to above 11,500 million equivalent euros, with the main objective of financing in advanced 2011 debt and smoothing our debt maturity profile for 2012 and 2013 at Telefónica S.A. level.

•	In the bond market, a 6 year bond issue in the euro market, for an amount of 1,200 million raised in February, increased by another 100 million euros through a private placement in March.

•

In the US, Telefónica has issued an American dollar denominated bond for an amount of 2,750 million US dollars raised in February, distributed in two tranches: a 5 year 1,250 million tranche, and a 10-year tranche of 1,500 million.

•

In the bank market, in May, a 4,000 million euros extension on the three year tranche Vivo syndicated facility was signed, whereby out of the 5,000 million euros initially maturing in July 2013, 2,000 million euros have been extended by one year, to July 2014, and another 2,000 million euros by three years, to July 2016.

•	In May, a loan facility for telecom equipment purchases for an amount of 376 million dollars was also signed with the guarantee of the Finnish Export Credit Agency (Finnvera).

•	In November, Telefónica issued a 4 year and 3 month bond in the euro market for an amount of 1,000 million

•	Also in November, Telefónica issued, through a private placement, a 5 year JPY denominated bond for an amount of JPY 7,000 million.

It is worth highlighting the financing activity during the first two months of 2012:

•	In January, a loan facility with a Chinese financial entity was signed to finance telecom equipment purchases with a local supplier for an amount of 375 million US dollars.

•	In February, Telefónica increased the 6 year euro bond issued last February 2011 through a private placement, for an amount of 120 million euros.

•	And most recently, Telefónica issued a 6 year bond in the euro market for an amount of 1,500 million euros.

Telefónica S.A. and its holding companies have remained active during 2011 under its various Commercial Paper Programmes (Domestic and European), with an outstanding balance of 1,685 million euros at the end of December.

Regarding Latin America, Telefónica´s subsidiaries have tapped the capital markets up to December 2011 for an amount above 2,600 million equivalent euros. It is worth to highlight the 3,000 million Brazilian reais loan granted to Vivo S.A to be used for investments in expansion and improvement of the current network, implementation of the infrastructure necessary for new technologies, from 2011 to 2013, in addition to research and development. It is also worth highlighting the financing activity in Chile, both in the bond and credit markets for an amount of approximately 300 million euros.

Telefónica maintains total undrawn committed credit lines for an amount above 10,100 million euros, with more than 7,700 million maturing in the long term.

At the end of December 2011, bonds and debentures represented 64%, on the consolidated financial debt breakdown, while debt with financial institutions weighted 36%.

Corporate income tax in 2011 totalled 301 million euros, based on profit before income tax of 6,488 million euros. It is noteworthy the accounting in the fourth quarter of a reversal of deferred tax liabilities recognized as part of the Vivo purchase price allocation in the amount of 1,288 million euros (952 million euros net of taxes and minority interests) resulting from the tax benefit generated by some of the acquired assets.

January - December 2011 Results - TELEFÓNICA

Profit attributable to minority interests dragged net income by 784 million euros in 2011, mainly due to minority interests in net income at Telefónica Brazil (affected by the cancellation of the deferred tax mentioned above) and at Telefónica Czech Republic.

As a result of the above items, consolidated net profit in 2011 was 5,403 million euros, which, in underlying terms, implies a decrease of 16.6% year-on-year, with the basic earnings per share at 1.66 euros, again in underlying terms (-16.4% year-on-year).

In reported terms, net income fell by 46.9% year-on-year. This performance was affected by various factors. On the one hand, the 2010 consolidated net profit figure was affected by:

•	the positive net impact from the revaluation of the previously held stake in Vivo at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,476 million euros);

•	non-recurrent restructuring expenses registered in the second half of 2010 (862 million euros, net of taxes);

•	the write-down of tax credits in Colombia (-450 million euros, net of minority interests).

And then, the 2011 consolidated net income figure was affected by:

•

the non-cash impact provision for restructuring expenses, recorded in the third quarter, associated to the workforce restructuring plan approved by the Company in Spain, previously mentioned (1,870 million euros).

•	cancellation of the deferred tax generated following the acquisition of the 50% stake in Vivo in 2010, with a net impact after profit attributable to minority interests of 952 million euros.

Basic earnings per share stood at 1.20 euros (-46.7% year on year).

CapEx in 2011 reached 10,224 million euros, with a 3.3% year-on-year increase in organic terms. In reported terms, CapEx declined 5.7% year-on-year. It is important to mention that the 2011 CapEx figure includes the cost of the spectrum in Spain, Brazil and Costa Rica, amounting to 1,296 million euros, whereas total investment in 2010 mainly included spectrum investment in Germany and Mexico, for a total of 2,616 million euros.

The Company continued to focus its investments on growth and transformation projects, fostering the development of fixed and mobile broadband services. As a result, 79% of total CapEx was targeted to these projects in 2011.

Consequently, operating cash flow (OIBDA-CapEx) totalled 9,986 million euros in 2011 (-9.8% year-on-year in organic terms, -33.1% in reported terms). In underlying terms, operating cash flow stood at 13,769 million euros (-8.0% versus 2010).

Definitions

Organic growth: In financial terms, it assumes constant average exchange rates as of January-December 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-December 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the revaluation of our pre-existing stake in VIVO accounted for in Q3 10 and the results of Manx Telecom are excluded from organic growth calculation. In addition, excluded from OIBDA and OI in 2010 is the impact of the capital gain from the sale of Manx Telecom booked in the second quarter of 2010, and the one-off restructuring expenses, most of which were associated with workforce adjustment plans and firm commitments relating to the Telefónica Foundation’s social activities, registered in the second half of 2010. In OIBDA terms, in January-December 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well the workforce provision related to the Redundancy Program approved in Spain. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s CapEx excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum. Net additions exclude accesses disconnections made in the second quarter of 2010 and in the third and fourth quarters of 2011.

2011 financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. In addition, 2011 results include from September (retroactive effect August 1st) the global consolidation of Acens Technologies.

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. In 2011 the following items were excluded: provision for workforce restructuring plan in Spain (-2,671 million euros; -1,870 million euros net of taxes), the positive impact from the partial reduction of our economic exposure to Portugal Telecom (+184 million euros), Telco, S.p.A.’s writedown of its stake in Telecom Italia and operating synergies achieved (-662 million euros, -481 million euros net of taxes), difference in market value of BBVA stake (-80 million euros in net financial income; -56 million euros net of taxes), tax asset reassessment (-30 million euros), deferred tax liability related with PPA on Vivo’s acquisition (+1,288 million euros, +952 million euros net of taxes and minority interests) and PPAs (-1,119 million euros; -790 million euros net of taxes and minorities). In 2010 the following items were excluded: the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (+3,797 million euros; +3,476 million euros net of tax), non-recurrent restructuring expenses (-1,262 million euros; -862 million euros net of taxes), Manx Telecom’s capital gain (+61 million euros), write-down of T. Capital (-6 million euros), difference in market value of BBVA stake (-191 million euros in net financial income; -133 m net of taxes), tax asset reassessment in Colombia (-450 million euros net of minorities), PPAs (-1,142 million euros; -847 million euros net of taxes and minorities) and other adjustments (-55 million euros).

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA

Financial Data

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	January - December			October - December
	2011	2010	% Chg	2011	2010	% Chg
Revenues	62,837	60,737	3.5	16,165	16,457	(1.8)
Internal exp capitalized in fixed assets	739	737	0.3	208	218	(4.6)
Operating expenses	(44,501)	(40,375)	10.2	(11,026)	(11,740)	(6.1)
Supplies	(18,256)	(17,606)	3.7	(4,858)	(4,910)	(1.0)
Personnel expenses	(11,080)	(8,409)	31.8	(2,164)	(2,444)	(11.4)
Subcontracts	(13,019)	(12,228)	6.5	(3,435)	(3,771)	(8.9)
Bad Debt Provisions	(818)	(853)	(4.1)	(223)	(249)	(10.5)
Taxes	(1,328)	(1,279)	3.8	(345)	(367)	(5.8)
Other net operating income (expense)	317	494	(35.9)	83	276	(69.9)
Gain (loss) on sale of fixed assets	823	4,150	(80.2)	530	206	157.3
Impairment of goodwill and other assets	(5)	35	c.s.	0	(6)	c.s.
Operating income before D&A (OIBDA)	20,210	25,777	(21.6)	5,960	5,410	10.2
OIBDA margin	32.2%	42.4%	(10.3 p.p. )	36.9%	32.9%	4.0 p.p.
Depreciation and amortization	(10,146)	(9,303)	9.1	(2,592)	(2,559)	1.3
Operating income (OI)	10,064	16,474	(38.9)	3,368	2,851	18.2
Profit from associated companies	(635)	76	c.s.	(130)	8	c.s.
Net financial income (expense)	(2,941)	(2,649)	11.0	(895)	(675)	32.6
Income before taxes	6,488	13,901	(53.3)	2,343	2,183	7.3
Income taxes	(301)	(3,829)	(92.1)	781	(1,099)	(171.1)
Income from continuing operations	6,187	10,072	(38.6)	3,124	1,084	188.1
Non-controlling interests	(784)	95	c.s.	(454)	248	c.s.
Net income	5,403	10,167	(46.9)	2,670	1,333	100.3
Weighted average number of ordinary shares outstanding during the period (millions)	4,511	4,522	(0.2)	4,488	4,512	(0.5)
Basic earnings per share (euros)	1.20	2.25	(46.7)	0.59	0.30	101.4

Notes:

-

HanseNet and Jajah have been included in T. Europe's consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and Acens Technologies since August 2011. The perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

-

2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

-

Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latinoamérica). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

-

Figures in million euros. 2011 figures were affected by the provision for workforce restructuring plan in Spain (-2,671; -1,870 net of taxes), the positive impact from the partial reduction of our economic exposure to Portugal Telecom (+184), Telco, S.p.A.’s writedown of its stake in Telecom Italia and operating synergies achieved (-662, -481 net of taxes), difference in market value of BBVA stake (-80 in net financial income; -56 net of taxes), tax asset reassessment (-30), deferred tax liability related with PPA on Vivo’s acquisition (+1,288, +952 net of taxes and minority interests) and PPAs (-1,119; -790 net of taxes and minorities). 2010 figures were affected by the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (+3,797; +3,476 net of tax), non-recurrent restructuring expenses (-1,262; -862 net of taxes), Manx Telecom’s capital gain (+61), write-down of T. Capital (-6), difference in market value of BBVA stake (-191 in net financial income; -133 net of taxes), tax asset reassessment in Colombia (-450 net of minorities), PPAs (-1,142; -847 net of taxes and minorities) and other adjustments (-55).

-

For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 "Earnings per share". Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Unaudited figures (Euros in millions)

	0000	0000	0000	0000	0000	0000	0000	0000	0000
	REVENUES			OIBDA			OIBDA MARGIN
	January -December			January - December			January -December
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	Chg
Telefónica España (1)(2)	17,284	18,711	(7.6)	5,072	8,520	(40.5)	29.3%	45.5%	(16.2 p.p.	)
Telefónica Latinoamérica (1)(2)(3)(4)	29,237	25,756	13.5	10,941	13,713	(20.2)	37.4%	53.2%	(15.8 p.p.	)
Telefónica Europe (1)(2)(4)	15,524	15,724	(1.3)	4,233	4,080	3.8	27.3%	25.9%	1.3 p.p.
Other companies and eliminations	792	545	45.2	(36)	(535)	(93.3)	n.m.	n.m.	n.m.
Telefónica (1)(2)(3)	62,837	60,737	3.5	20,210	25,777	(21.6)	32.2%	42.4%	(10.3 p.p.	)

	0000	0000	0000	0000	0000	0000	0000	0000	0000
	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January -December			January -December			January - December
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	% Chg
Telefónica España (1)(2)(5)	2,984	6,511	(54.2)	2,914	2,021	44.2	2,158	6,499	(66.8)
Telefónica Latinoamérica (1)(2)(3)(4)(5)	6,157	9,759	(36.9)	5,299	5,455	(2.9)	5,641	8,258	(31.7)
Telefónica Europe (1)(2)(4)(5)	1,116	879	27.0	1,705	3,152	(45.9)	2,528	928	n.m.
Other companies and eliminations	(193)	(675)	(71.3)	306	217	40.9	(342)	(752)	(54.5)
Telefónica (1)(2)(3)(5)	10,064	16,474	(38.9)	10,224	10,844	(5.7)	9,986	14,933	(33.1)

(1)

HanseNet and Jajah have been included in T. Europe's consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and the perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

(2)

Figures in million euros. OIBDA, OIBDA margin, OI and OpCF of T. España include a net gain of 40 from the sale of non-strategic assets in the fourth quarter of 2011 (73 in 2011) and the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591; 2,671 at a Group level) and 202 in the fourth quarter of 2010. In 2010, Company results in reported terms were affected by the following: booking of the Universal Service (95 in revenues and 31 in OIBDA; 38 in revenues and 13 in OIBDA in the fourth quarter), sale of application rights (101 in revenues and also in OIBDA; 49 in the fourth quarter) and bad debts recovery (20 in OIBDA). It was booked in 2011, 35 in revenues and 13 in OIBDA in the fourth quarter associated to the Universal Service. In T. Latinoamérica OIBDA, OIBDA margin, OI and OpCF are affected by the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 in the third quarter of 2010) and by non-recurrent restructuring expenses mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation's social activities of 410 in the fourth quarter of 2010. In T. Europe include a capital gain of 61 from the sale of Manx Telecom in the second quarter of 2010 and and is affected by non-recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year 2010 (202 recorded in the third quarter and 118 in the fourth quarter).

(3)

2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

(4)

Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latam). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

(5)

Figures in million Euros. CapEx includes, in the second quarter of 2011, 417 from the the spectrum acquired in Brasil (349) and Costa Rica (68); 37 from the spectrum acquired in Colombia in the fourth quarter of 2011 and 842 from the acquisition of spectrum in Spain in 2011. 2010 CapEx includes 1,379 from the acquisition of spectrum in Germany in the second quarter of 2010 and 1,237 from the acquisition of spectrum in Mexico in the third quarter of 2010.

Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,
	December 2011	December 2010	% Chg
Non-current assets	108,800	108,721	0.1
Intangible assets	24,064	25,026	(3.8)
Goodwill	29,107	29,582	(1.6)
Property, plant and equipment and Investment properties	35,469	35,802	(0.9)
Non-current financial assets and investments in associates	13,743	12,618	8.9
Deferred tax assets	6,417	5,693	12.7
Current assets	20,823	21,054	(1.1)
Inventories	1,164	1,028	13.2
Trade and other receivables	11,331	12,426	(8.8)
Current tax receivable	1,567	1,331	17.7
Current financial assets	2,625	1,574	66.8
Cash and cash equivalents	4,135	4,220	(2.0)
Non-current assets classified as held for sale	1	475	(99.8)

Total Assets = Total Equity and Liabilities	129,623	129,775	(0.1)

Equity	27,383	31,684	(13.6)
Equity attributable to equity holders of the parent	21,636	24,452	(11.5)
Non-controlling interests	5,747	7,232	(20.5)
Non-current liabilities	69,662	64,599	7.8
Non-current financial debt	55,659	51,356	8.4
Deferred tax liabilities	4,739	6,074	(22.0)
Non-current provisions	7,172	4,865	47.4
Other non-current liabilities	2,092	2,304	(9.2)
Current liabilities	32,579	33,492	(2.7)
Current financial debt	10,652	9,744	9.3
Trade and other payables	9,406	9,314	1.0
Current tax payables	2,568	2,822	(9.0)
Current provisions and other liabilities	9,953	11,612	(14.3)

Financial Data

Net financial Debt (1)	56,304	55,593	1.3

(1)

Figures in million euros. Includes: Long term financial debt + other long term liabilities (1,585) + trade and other payables (55)—non-current financial assets and investments in associates (4,830)—trade and other receivables (58)—temporary financial investment included in current financial assets—cash and cash equivalents.

Note: 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,
		January - December
		2011	2010	% Chg
I	Cash flow from operations	21,466	21,313	0.7
II	Net interest payment (1)	(2,011)	(2,018)
III	Payment for income tax	(1,959)	(2,616)
A=I+II+III	Net cash provided by operating activities	17,496	16,679	4.9
B	Payment for investment in fixed and intangible assets (2)	(8,304)	(8,670)
C=A+B	Net free cash flow after CapEx	9,192	8,010	14.8
D	Net Cash received from sale of Real Estate	30	41
E	Net payment for financial investment	(3,590)	(6,618)
F	Net payment for operations with minority shareholders and treasury stock (3)	(7,966)	(7,132)

G=C+D+E+F	Free cash flow after dividends	(2,334)	(5,700)	(59.0)
H	Effects of exchange rate changes on net financial debt	(37)	2,366
I	Effects on net financial debt of changes in consolid. and others	(1,587)	3,977
J	Net financial debt at beginning of period	55,593	43,551
K=J-G+H+I	Net financial debt at end of period	56,304	55,593	1.3

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Figures in million euros. It includes 891 from the spectrum payments in Spain (441) and Latam (450) broken down in Colombia (3), Mexico (26), Brasil (349), Nicaragua (3) and Costa Rica (69).

(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

-Note: 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January - December 2011 Results - TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,
	January - December
	2011	2010	% Chg
OIBDA	20,210	25,777	(21.6)
- CapEx accrued during the period	(10,224)	(10,844)
- Payments related to cancellation of commitments	(807)	(834)
- Net interest payment	(2,011)	(2,018)
- Payment for tax	(1,959)	(2,616)
- Results from the sale of fixed assets (1)	1,848	(4,150)
-Investment In working capital and other deferred income and expenses	2,134	2,694
= Net Free Cash Flow after CapEx	9,192	8,010	14.8
+ Net Cash received from sale of Real Estate	30	41
- Net payment for financial investment	(3,590)	(6,618)
- Net payment for operations with minority shareholders and treasury stock	(7,966)	(7,132)
= Free Cash Flow after dividends	(2,334)	(5,700)	(59.0)

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,
	January - December
	2011	2010	% Chg
Net Free Cash Flow after CapEx	9,192	8,010	14.8
+ Payments related to cancellation of commitments	807	834
- Operations with minority shareholders	(728)	(378)
= Free Cash Flow	9,270	8,466	9.5
Weighted average number of ordinary shares outstanding during the period (millions)	4,511	4,522
= Free Cash Flow per share (euros)	2.06	1.87	9.8

(1)	In 2011, it includes 2,671 million euros from the workforce provision related to the Redundancy Program approved in Spain.

Notes:

- The concept "Free Cash Flow" reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions) and after operations with minority shareholders, due to cash recirculation within the Group.

- 2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January - December 2011 Results - TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

	September 30,	September 30,
		December 2011
	Long-term debt (1)	57,244
	Short term debt including current maturities (2)	10,708
	Cash and cash equivalents	(4,135)
	Short and Long-term financial investments (3)	(7,513)
A	Net Financial Debt	56,304
	Gross commitments related to workforce reduction (4)	3,875
	Value of associated Long-term assets (5)	(894)
	Taxes receivable (6)	(1,171)
B	Net commitments related to workforce reduction	1,810
A + B	Total Debt + Commitments	58,114
	Net Financial Debt / OIBDA (7)	2.5x
	Total Net Debt + Commitments/ OIBDA (8)	2.6x

(1)	Includes “long-term financial debt” and 1,585 million euros of “other long-term debt”.

(2)	Includes “short-term financial debt” and 55 million euros of “trade and other payables” from Rent to Rent operations of T. España.

(3)

Includes “Current financial assets”, 4,830 million euros recorded under the caption of “Non-current financial assets and investments in associates” and 58 million euros of “trade and other receivables” from Rent to Rent operations of T. España.

(4)

Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(5)

Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.

(7)	Calculated based on the OIBDA adjusted by the workforce provision in Spain.

(8)	Calculated based on the OIBDA excluding results on the sale of fixed assets and adjusted by the workforce provision in Spain.

-Note: 2011 reported figures include the hyperinflationary adjustments in Venezuela.

January - December 2011 Results - TELEFÓNICA

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 30,	September 30,	September 30,	September 30,	September 30,
	December 2011
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	75%	14%	6%	3%	2%

CREDIT RATINGS

	September 30,	September 30,	September 30,	September 30,
	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa1	P-2	Negative	02/02/2012
JCR[2]	A	—	Stable	12/17/2008
S&P1	BBB+	A-2	Negative	12/21/2011
Fitch/IBCA[1]	BBB+	F-2	Stable	09/27/2011

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.

TELEFÓNICA

EXCHANGES RATES APPLIED

	September 30,	September 30,	September 30,	September 30,
	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan -Dec 2011	Jan - Dec 2010	December 2011	December 2010
USA (US Dollar/Euro)	1.391	1.324	1.294	1.336
United Kingdom (Sterling/Euro)	0.868	0.857	0.835	0.861
Argentina (Argentinean Peso/Euro)	5.743	5.180	5.569	5.313
Brazil (Brazilian Real/Euro)	2.325	2.328	2.427	2.226
Czech Republic (Czech Crown/Euro)	24.591	25.291	25.800	25.060
Chile (Chilean Peso/Euro)	672.246	674.363	671.795	625.356
Colombia (Colombian Peso/Euro)	2,568.667	2,509.215	2,513.662	2,557.460
Guatemala (Quetzal/Euro)	10.831	10.660	10.106	10.708
Mexico (Mexican Peso/Euro)	17.252	16.711	18.047	16.502
Nicaragua (Cordoba/Euro)	31.185	28.271	29.726	29.239
Peru (Peruvian Nuevo Sol/Euro)	3.828	3.738	3.489	3.754
Uruguay (Uruguayan Peso/Euro)	26.835	26.537	25.746	26.850
Venezuela (Bolivar Fuerte/Euro) (3)	5.564	5.746	5.564	5.746

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 12/31/11 and 12/31/10.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

January - December 2011 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica1

Latin America ended 2011 in a highly favourable macroeconomic context, maintaining a positive growth differential against other developed economies and a considerable potential for future growth.

Against this backdrop, at the end of 2011 Telefónica managed more than 201 million accesses in the region, accelerating its year-on-year growth for the third quarter in a row to 10%. This positive trend reflected a higher commercial activity in the second half of the year, with record levels of customer acquisition during the fourth quarter, a performance not seen since 2007, despite higher market penetration.

Some of the highlights of key trends in the mobile business in 2011 were as follows:

•	Estimated penetration in Latin America stood at 111% (+11 percentage points year-on-year).

•	Telefónica’s mobile accesses increased year-on-year by 11% to 166 million, posting an acceleration during the quarter.

•

Net additions in 2011 totalled 18.4 million accesses (excluding disconnection of 1 million inactive prepay accesses in Brazil in December and 360 thousand accesses in Chile during the third quarter), following the acquisition of 7.5 million customers in the last quarter of the year, representing a year-on-year net additions of 66% in the fourth quarter (+60% with respect to the third quarter) and of 26% for the full year.

•

The sustained focus on the customer base quality was reflected in the Company’s leadership in the contract segment. Telefónica has the largest contract customer base in the region, over 35.2 million at year-end 2011 following year-on-year growth of 18%, and now accounting for 21% of the total.

•

Mobile broadband accesses grew by 114% year-on-year, already accounting for 10% of the Company’s mobile accesses in the region (+5 percentage points year-on-year), following net additions of 8.7 million new mobile broadband accesses boosted by a substantial expansion of smartphones, where the base tripled with respect to 2010.

•	The churn rate stood at 2.8% for 2011 (2.9% during the fourth quarter following disconnection of inactive prepay customers in Brazil; +0.3 percentage points year-on-year).

•	Traffic managed grew faster than accesses to 13% year-on-year for 2011.

•

Data revenue consolidated in 2011 as one of the Company’s main growth levers, and increased by 32% in organic terms (+31% in the quarter), fuelled by a larger portion of mobile broadband customers. Data revenues now account for 26% of mobile service revenues in the region, being particularly noteworthy the growing contribution by non-SMS data revenues, which now represent 53% of total data revenues.

•

The quality of the growth during 2011 was reflected in ARPU trend, which remained practically stable year-on-year throughout 2011 (-0.5% in organic terms) despite double-digit growth in the customer base and lower interconnection rates, improving its evolution in the fourth quarter (+0.3% year-on-year).

Highlights in the fixed-telephony business are:

•	Telefónica managed a total of 35.2 million accesses in the region in 2011 (+2% year-on-year).

[1]

Organic growth: In financial terms, it assumes constant average exchange rates as of January-December 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-December 2010 the consolidation of Vivo is included whereas the revaluation of our pre-existing stake in Vivo is excluded. In addition, excluded from OIBDA and OI in 2010 are non recurrent restructuring expenses registered in the second half of 2010. In OIBDA, in January-December 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s CapEx excludes investments in spectrum. Net additions exclude accesses disconnections in the third and fourth quarter of 2011. 2011 financial and accesses results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

January - December 2011 Results - TELEFÓNICA

•

The constant focus on bundling and broadband was reflected in the fact that 73% of wireline accesses had already signed up some form of bundled offer (+7 percentage points year-on-year), while 90% of broadband accesses were also under 2P/3P offers.

•	The Company’s broadband accesses totalled 8.4 million (+13% year-on-year), following net additions of 944 thousand accesses in 2011 (251 thousand in the quarter).

•

Net additions of pay TV customers in 2011 totalled 465 thousand accesses (312 thousand excluding TVA) thanks to a successful commercial refocusing of the service, more than tripling the figure registered in 2010. Thus, Pay TV customers totalled 2.3 million accesses.

•	The Company’s traditional fixed accesses stood at 24 million in 2011 (-2% year-on-year).

It should be noted that Telefónica Latinoamérica’s reported year-on-year financial results reflect the full consolidation of Vivo from October 2010 (previously this company’s results were proportionately consolidated). In the third quarter of 2010 3,797 million euros were booked arising from the positive impact of the revaluation of the previously held stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom. Moreover, it should be highlighted that OIBDA in 2010 was impacted by non-recurrent restructuring expenses booked in the last quarter of 2010 (410 million euros).

In addition, negatively affecting year-on-year comparisons in both organic and reported terms, it is particularly noteworthy the regional projects contribution, which made no material contribution to 2011 results, whereas in 2010 contributed with 200 million euros in revenue and 241 million euros in OIBDA (88 million euros in OIBDA in the fourth quarter of 2010). Consideration must also be taken of the impact of the sale of non-strategic towers in 2011 (541 million euros, against 242 million euros in 2010; 467 million euros and 179 million euros respectively in the fourth quarter), and the positive effect in 2010 stemming from the collection of insurance claims to cover the effects of the earthquake in Chile, mainly recognised in the fourth quarter.

Revenue in 2011 stood at 29,237 million euros, showing reported year-on-year growth of 13.5%. It is noteworthy the positive trend in organic terms, increasing by 5.0% in the full year and accelerating during the last quarter of the year (+5.3%; +4.9% up to September). Excluding Mexico, where business was affected by the substantial reduction in mobile termination rates, revenue would have posted a strong growth in the region of 6.2% in organic terms in the year.

The trend in revenues reflects higher growth in mobile service revenues during the fourth quarter thanks to the Company’s efforts to boost commercial activity during the second half of the year to capture market potential, despite the short-term effect on commercial expenses.

Brazil reinforced its role as the region’s main market, accounting for 49% of revenue in the region in 2011, and being the main driver of organic growth in Telefónica’s revenues in Latin America (+2.6 percentage points).

Operating expenses amounted to 19,311 million euros in 2011, up 8.7% year-on-year in organic terms (+15.3% reported) against a backdrop of significantly higher commercial activity than in the same period a year earlier aimed at boosting the Company’s future revenue growth.

•

Supply expenses climbed by 5.4% year-on-year in organic terms to 7,519 million euros, as the result of market dynamic market driven by the growth of new businesses. Thus, content providers and services expenses growth were posted, as well as higher circuits, sites and towers expenses and higher handsets costs, affected in particular by the increasing weight of high-end handsets such as smartphones.

•

Subcontract expenses amounted to 7,826 million euros, up 9.5% year-on-year in organic terms (+20.3% reported). This trend derived from the efforts to maintain high levels of quality resulting in higher commissions, higher network and systems costs, and in further improve in customer care service, as well as higher energy costs linked to new sites as a result of higher network deployment.

•

Personnel expenses totalled 2,644 million euros, up 13.4% year-on-year in organic terms, a consequence of the increase in headcount levels in Brazil and higher inflation in some of the region’s markets.

OIBDA stood at 10,941 million euros in 2011, relatively stable in organic terms (-1.4%) despite more intense commercial activity and a smaller contribution of regional projects. In reported terms OIBDA fell by 20.2% strongly affected by non-recurrent items already mentioned.

January - December 2011 Results - TELEFÓNICA

The OIBDA trend in the fourth quarter reflected the higher commercial efforts focus on high-value customers, the sale of non-strategic towers, the business performance in Mexico, and the lower contribution by regional projects and other non-recurrent effects.

Thus, despite of higher commercial activity in a highly competitive environment, the Company maintained high operating efficiency ratios, reaching a reported OIBDA margin of 37.4% for 2011 (41.2% in the quarter).

CapEx stood at 5,299 million euros in 2011 (+6.6% in organic terms; -2.9% reported). The         year-on-year trend was affected by the spectrum awarded in 2010 in Brazil booked in 2011 (349 million euros), the spectrum purchase during the second quarter in Costa Rica (68 million euros) and during the fourth quarter in Colombia (37 million euros), as against the spectrum acquired in Mexico for 1,237 million euros in 2010.

The operating cash flow stood at 5,641 million euros, down by 6.9% year-on-year in organic terms.

BRAZIL (year-on-year changes in organic terms)

2011 was the year of consolidation of Telefónica’s market leadership in Brazil, a market registering high growth once again and leading the adoption of new services in the region. Against this backdrop and despite strong competition, Telefónica improved its positioning across all services, leveraging on its competitive edge as an integrated operator, especially remarkable is the leadership strengthening in those segments of higher value, with better future prospects which demand better service quality.

As such, during the last quarter of 2011 the Company again carried out intense commercial activity, launching new products and services and making improvements to its commercial offer. Among the new products are a fixed service using fixed wireless technology at 90 locations in the country outside Sao Paulo state, thereby launching the expansion of fixed business outside the traditional area of influence which will be launched on a national scale through the first quarter of 2012. Additionally, the “push to talk” offer (Vivo Direto) launched during the previous quarter remained showing solid acceptance levels. Likewise, from the beginning of November it was launched an offer of high definition channels for satellite DTH customers.

There is also remarkable the launch of commercial activity upon 1,800 MHz band in the North and North-eastern regions (in October); Bahia, Sergipe and Espirito Santo (November); Sao Paulo, Rio and Parana Santa Catalina (December), which boosts the Company’s commercial position, especially in the prepay segment. The Company also launched new tariffs on the Vivo Sempre campaign to strengthen its positioning on the prepay segment, and also stimulate to recharges for local and long-distance voice services.

In the fixed broadband arena, the market commercial intensity remains, and the Company has met this challenge by intensifying its offer, particularly at the end of the year. High-speed additions increased throughout the year, reaching the maximum level during the last quarter.

As the result of all its new commercial initiatives, Telefónica finished the year with a total of 87.2 million accesses in Brazil (+15% year-on-year, an acceleration of almost 2 percentage points with respect to the previous quarter), on the back of a positive trend in mobile accesses (+19%             year-on-year) and fixed broadband (+10% year-on-year).

Particularly noteworthy was the excellent performance in terms of wireless net additions over the last three months, which excluding the disconnection of accesses done in December 2011, is more than two times higher than in the fourth quarter of 2010 and almost two times higher quarter-on-quarter.

It should be noted that reported year-on-year financial results reflect the full consolidation of Vivo from October 2010 (previously this company’s results were proportionately consolidated). Similarly, as of June 2011 and retroactively to January 1st 2011, TVA has been fully consolidated and has contributed 153 thousand pay TV accesses, revenues of 81 million euros and 22 million euros in OIBDA in 2011.

On the other hand with the objective to facilitate a more clear evolution of the fixed and wireless businesses regardless of the way in which ownership of the licenses affects accounting procedures long distance revenues have been reclassified from the fourth quarter 2011 and retroactively to January 1st, 2010, so that revenue from long-distance services arising from the wireless network is considered as wireless revenue, and revenue arising from the fixed-line network is considered as fixed-line revenue, being presented also net of intercompany eliminations. This reclassification has no effect on the consolidated results in Brazil.

January - December 2011 Results - TELEFÓNICA

The strong commercial activity during the second half of 2011 and the launch of new services clearly affected trends in Company revenue during the fourth quarter, which increased year-on-year by 5.3% to show a significant acceleration with respect to the previous quarter (+3.5% year-on-year). Total revenue for 2011 stood at 14,326 million euros, a year-on-year increase of 5.4%.

Operating expenses rose by 6.0% year-on-year, due to increased expenditure on external services (+8.5% year-on-year) associated to strong customer expansion amid intensified commercial activity and the launch of new products during the year. Personnel expenses rose by 17.7% with respect to 2010 reflecting the consolidation of TVA and its employees in June, retroactively to January, the increase in salaries in the last quarter of the year and the increase in headcount derived from the internalization of personnel in 2010.

OIBDA totalled 5,302 million euros in 2011, a year-on-year increase of 5.2%. The Company maintained solid operating efficiency, with an OIBDA margin of 37.0% (flat year-on-year). The year-on-year evolution of OIBDA and the OIBDA margin for both the year and the quarter reflect commercial effort along with the recognition of sales of non-strategic towers (186 million euros in 2011; 163 million euros during the fourth quarter and 117 million euros in 2010, all during the fourth quarter) and non-recurrent restructuring expenses related to personnel reorganization during the last quarter of 2010 (60 million euros).

CapEx for the year totalled 2,468 million euros, of which 349 million euros were related to the spectrum awarded in 2010. Excluding the spectrum, CapEx remained practically stable year-on-year in organic terms (-0.1%), reflecting the Company’s focus on increasing 3G network coverage, now standing at 82% of Brazil’s population, well ahead of competitors. The Company also continued to roll out fibre on a selective basis in Sao Paulo.

Finally, operating cash flow stood at 2,834 million euros in 2011 affected by the spectrum acquisition, (+9.1% year-on-year in organic terms).

Commercial activity and revenue performance by business unit

Wireless business

Estimated penetration in the Brazilian wireless market stood at 124% at the end of 2011, up 20 percentage points year-on-year.

Following the trend initiated during the third quarter of 2011, in the fourth quarter Telefónica again posted record levels of commercial activity in Brazil. Net additions during the fourth quarter amounted to 5.5 million accesses (excluding the disconnection of 1 million inactive prepay accesses in December), a record quarterly figure over the last 3 years. These translate as year-on-year growth of 115% and 86% with respect to net additions during the previous quarter, enabling the Company to finish 2011 with a total of 71.6 million accesses (+19% year-on-year).

Net additions for the year as a whole totalled 12.3 million accesses, 69% of which were captured in the last six months. It is worth to highlight the Company’s acceleration in terms of mobile broadband, with net additions of 4.2 million customers (almost tripling the net additions of 2010), mainly due to increased smartphone additions (7 times 2010 figure), with mobile broadband penetration reaching 11% of the total base (+5 percentage points year-on-year).

As a result, the Company to lead the market growth in high-value customers, with a market share in December of 29.5%, practically stable with respect to 2010 (-0.2 percentage points year-on-year). It must be said, however, that the market share rose in higher-value segments despite of fierce competition, to 36.6% in contract (+1.3 percentage point year-on-year) and 43.4% in mobile data (+3.3 percentage points year-on-year), reflecting the competitive advantages of the Company in aspects such as service quality and network coverage.

The churn rate stood at 2.8% for 2011, increasing to 3.0% during the quarter as the result of disconnection of 1 million inactive prepay accesses. It is noteworthy the lower contract churn (1.5%) which remains stable with respect to 2010.

Traffic climbed 20% during the quarter and 19% in the year, pointing to the quality growth in our customer base and the success of commercial campaigns deployed to boost consumption.

ARPU fell year-on-year by 3.6% in 2011, improving this evolution in the fourth quarter (-3.0%) mainly due to the strong growth in data ARPU reflecting the impact of data plans on smartphones.

January - December 2011 Results - TELEFÓNICA

Revenue growth including already the whole mobile long-distance business and net of eliminations, accelerated in the fourth quarter reaching a year-on-year increase of 12.0% (+10.6% for the year) to stand at 8,437 million euros for 2011, on the back of the strong growth of mobile service revenue (+12.6% year-on-year in 2011), accelerating in the fourth quarter to 15.8%.

The Company’s differential focus on data business was reflected one additional quarter in the sustained increase of data revenue (+42% year-on-year in 2011), accounting for 24% of service revenue (+5 percentage points year-on-year) and now consolidated as the Company’s main growth driver. Non-SMS data revenue accounts for 62% of total data revenue, fuelled by the good performance of mobile broadband business.

Wireline business

Telefónica managed 15.6 million fixed-line accesses in Brazil at the end of 2011, stable in year-on-year terms (-0.1%). Traditional business accesses at year-end totalled 11.0 million (-2.8% year-on-year).

The Company’s broadband accesses totalled 3.6 million, showing a steady year-on-year increase of 10%, thereby improving their weighting against the Company’s fixed-line accesses by 4 percentage points with respect to 2011 to 33%. Net additions for the year as a whole totalled 329 thousand accesses (80 thousand in the quarter) against a backdrop of intense commercial pressure of competitors.

With respect to pay TV, the Company managed a total of 699 thousand accesses at year-end 2011 (+44% year-on-year), including TVA accesses (153 thousand customers), after capturing net additions of 60 thousand accesses during the year (excluding TVA).

Revenue stood at 5,890 million euros in 2011, with year-on-year decline of 1.4% (-3.9% in the quarter).

Revenue from traditional fixed-line telephony, excluding intercompany revenue from long-distance, fell year-on-year by 8.0% in 2011 (-9.8% in the quarter). This decrease reflects mainly the increase in fixed to mobile substitution derived from the success of mobile long distance. On the other hand, it is relevant to highlight the increase in revenues from Internet and pay TV in 2011 (+16.1% year-on-year), as well as revenues from TI and data (+16.2% year-on-year) accounting together for 32% of total revenue (+5.4 p.p. year-on-year).

ARGENTINA (year-on-year changes in local currency)

Telefónica Argentina consolidated its focus on customer value as main growth lever in 2011, mainly concentrating on a differential fixed and mobile broadband offer.

The Company managed 23.0 million accesses (+3% year-on-year) at the end of 2011, highlighting the solid fixed broadband accesses growth, the positive performance from the mobile business and the stable traditional wireline accesses.

Revenues stood at 3,174 million euros for the full year, with a year-on-year increase of 14.5% (12.9% in the fourth quarter) and higher revenues in both wireline and wireless businesses.

Operating expenses rose by 15.4% year-on-year (+17.7% in organic terms), affected by a general increase on prices and the rise in mobile traffic, leading to higher interconnection and roaming costs. The year-on-year comparison in the quarter is affected by the impact of non-recurrent restructuring expenses related to personnel reorganization (40 million euros) booked in the fourth quarter of 2010.

OIBDA stood at 1,085 million euros in 2011, a year-on-year increase of 11.1% (+20.5% in the fourth quarter), while the OIBDA margin was 33.4% (-1.0 percentage points year-on-year). In organic terms, stripping out the non-recurring items recorded in 2010, OIBDA would have increased by 7.2% year-on-year (+5.5% in the fourth quarter).

Operating cash flow reached 636 million euros in 2011 (+3.2% year-on-year; -2.5% in organic terms), following an increase in CapEx to 449 million euros in the twelve months of the year (+24.9% year-on-year), mainly devoted to improve service quality in fixed and mobile broadband and to progressively increase coverage levels.

Commercial activity and revenue performance by business unit

Wireless business

The estimated penetration rate in Argentina’s mobile market stood at 138% at the end of 2011, a year-on-year increase of 9 percentage points.

January - December 2011 Results - TELEFÓNICA

Telefónica Argentina managed 16.8 million accesses at the end of December 2011 (+4% year-on-year) following a high level of commercial activity in the year reflected in net additions of 618 thousand accesses, almost tripling 2010 net additions, and of 364 thousand in the fourth quarter.

Particularly noteworthy was the performance of the contract segment, with a 7% year-on-year increase, accounting for 37% of total accesses and two thirds of net additions in the year (407 thousand accesses).

Churn in 2011 stood at 2.6% (+0.3 percentage points year-on-year), affected by the increase in prepay churn, though churn posted an improved trend in the fourth quarter (2.5%, -0.5 percentage points quarter-on-quarter).

Traffic increased by 7% year-on-year thanks to the good performance of outgoing traffic (+9% year-on-year).

ARPU continued posting a strong year-on-year increase (+17.3%; +16.5% in the quarter), mainly on the back of the higher outgoing ARPU (+20.2% in the year; +19.3% in the quarter).

Revenues in 2011 amounted to 2,039 million euros, up 14.2% year-on-year (+11.1% in the quarter). This solid performance is driven by the positive trend of mobile service revenue, with a year-on-year increase of 12.9% in 2011; (+10.0% in the fourth quarter) and the higher handset sales (+32.4% year-on-year) linked to increased commercial activity.

The positive reaction to the commercial campaigns launched in the quarter, focused on increasing mobile broadband take-up, led to an important data revenue growth (+27.3% in the full year; +27.4% in the quarter) already accounting for 39% of mobile service revenues in the year (+4 percentage points year-on-year).

Wireline business

Telefónica Argentina managed 6.3 million fixed accesses at the end of the year, a year-on-year increase of 2%.

In the broadband business, Telefónica continued to reinforce its market position, leveraging its high quality levels and the excellence of its service. Thus, broadband accesses totalled 1.6 million at the end of 2011, a solid year-on-year growth of 11%, with 155 thousand net additions in the year (27 thousand accesses in the quarter). These results reflect the Company’s commercial focus on its Speedy offering and on its new digital and entertainment services.

Traditional telephony accesses stood at 4.6 million at the end of December, stable year-on-year. The ongoing focus on bundling services is reflected in that 74% of accesses already include some type of service bundling (+2 percentage points year-on-year).

Revenues totalled 1,237 million euros in 2011, with year-on-year growth accelerating in the quarter (+16.4%; +15.6% in the year). Particularly noteworthy is the strong increase in revenues from internet and content (+29.5% year-on-year in 2011), and also in data, IT and capacity rental revenues (+18.1% year-on-year), that remained as the main drivers of revenue growth and together accounted for 44% of revenues (+3 percentage points year-on-year).

CHILE (year-on-year changes in local currency)

Telefónica maintained in 2011 its leadership position in Chile, consolidating its competitive advantages with a unique integrated offer in a highly competitive market.

Telefónica managed 12.7 million accesses in Chile at the end of 2011, a year-on-year increase of 6%, with strong growth both in fixed broadband and pay TV and also in mobile accesses.

Revenues stood at 2,310 million euros in 2011, up 4.8% year-on-year (+1.5% in the fourth quarter), boosted by double-digit growth in mobile and stable fixed business revenues.

Operating expenses increased by 8.6% year-on-year (+9.7% in organic terms), as a result of higher supply expenses (+24.2% year-on-year) mainly due to increased commercial activity in the mobile business, higher content expenses and growth in interconnection traffic. The year-on-year comparison in the quarter is affected by the booking in the fourth quarter of 2010 of non-recurrent restructuring expenses related to personnel reorganization (12 million euros).

OIBDA stood at 1,035 million euros (-5.5% year-on-year; -6.6% year-on-year in organic terms), with OIBDA margin standing at 44.8%. The trend in organic terms is heavily impacted by the collection of insurance claims to cover the effects of the earthquake of February 2010 that were booked in 2010 and the sale of non-strategic towers (50 million euros in 2011; 15 million euros in 2010). Stripping out these effects, OIBDA growth would be positive.

January - December 2011 Results - TELEFÓNICA

Operating cash flow reached 507 million euros (-12.3% year-on-year; -14.2% in organic terms) following a year-on-year increase of 2.1% in CapEx, which totalled 529 million euros in 2011, mainly as a result of investment efforts related with quality improvement in fixed broadband and increased 3G coverage in the mobile business.

Commercial activity and revenue performance by business unit

Wireless business

Estimated penetration of the Chilean mobile market stood at 141% at the end of 2011 (+15 percentage points year-on-year).

The Company managed 9.5 million mobile accesses at the end of December 2011, with a         year-on-year of 9%, following net additions of 423 thousand accesses in the quarter and of 1.1 million in the full year (excluding the disconnection of 360 thousand inactive prepay accesses in the third quarter). It is important to note that campaigns ahead of number portability launching were done along the quarter to highlight the benefits linked to the Movistar community.

Churn stood at 2.0% in 2011 (+0.7 percentage points year-on-year), affected by the above mentioned disconnections, though an improvement was posted in the quarter (1.9%).

Traffic managed increased by 3.6% year-on-year in 2011 (+2.9% in the fourth quarter).

The year-on-year decline in ARPU slowed in the fourth quarter (-1.6%; -4.1% in the year) due to the strong performance of data revenues.

Revenues in 2011 totalled 1,399 million euros, up 10.1% year-on-year (+6.8% in the quarter), boosted by the increase in mobile service revenues (+8.9% year-on-year; +4.7% in the quarter) and higher handset sale revenues. It is noteworthy the strong dynamism posted by data revenues (+33.8% year-on-year in 2011; +18.0% in the fourth quarter), already accounting for 19% of mobile service revenue (+4 percentage points year-on-year). Non-SMS revenue accounted for 73% of data revenue (+6 percentage points year-on-year), reflecting the commercial focus on promoting the sale of smartphones.

Wireline business

Telefónica managed 3.1 million fixed accesses at the end of 2011, flat vs. December 2010. The Company’s strategy focus based on maximize customer value is reflected in the fact that almost all accesses are packaged in a bundled offer.

Broadband accesses stood at 878 thousand, with year-on-year growth accelerating to 7%, following net additions in 2011 of 57 thousand (13 thousand in the quarter), significantly higher than a year ago (+48% year-on-year).

In pay TV Telefónica developed in 2011 a TV service that takes into account the differentiated profiles of its customers and reinforcing its offer with the launch of high-definition channels and of the prepay TV service. Pay TV accesses stood at 391 thousand, up 15% year-on-year, with net additions of 50 thousand accesses in the twelve-month period (10 thousand in the quarter).

Traditional fixed accesses stood at 1.8 million (-5% year-on-year).

Revenue stood at 1,037 million euros in 2011, virtually unchanged compared with 2010 (-0.4% year-on-year), thanks to higher Internet, TV and content (+12.3% year-on-year) and data, IT and capacity rental (+12.3% year-on-year) revenues, which together accounted for 48% of fixed business revenue in the year (+5 percentage points vs. 2010) and almost completely offsetting the decline in traditional revenue (-7.9% year-on-year).

In the fourth quarter, revenue fell by 3.7% year-on-year due to the worse performance of the traditional business, which could not be offset by the accelerated growth in Internet, TV and content (+15.5% in the quarter), and data, IT and rental capacity (+16.0% in the quarter).

PERÚ (Year-on-Year Changes In Local Currency)

In 2011 Telefónica consolidated its market leadership on the Peruvian market with an 11%             year-on-year increase to reach 18.8 million accesses, thanks to the solid growth in mobile business, pay TV and broadband businesses.

January - December 2011 Results - TELEFÓNICA

Revenue in 2011 totalled 2,030 million euros, posting year-on-year growth of 6.1%, which accelerated to 7.0% during the quarter, despite a reduction in mobile termination rates in October, reflecting a sound trend in mobile service revenue and the transformation process of fixed business.

Operating expenses increased by 8.2% year-on-year in reported terms, reflecting the non-recurrent restructuring expenses related to workforce reduction programmes (23 million euros) posted in 2010. In organic terms, expenses rose by 10.3% due to higher supply costs and subcontract expenses, due to acceleration in network rollout and increased commercial activity. This increase was partially offset by lower personnel expenses and bad debt provisions.

OIBDA totalled 751 million euros in 2011 (-5.3% year-on-year; -13.9% for the quarter), with an OIBDA margin of 37.0% (-4.5 percentage points year-on-year) and of 35.0% for the quarter. The year-on-year comparison was affected by the sale of non-strategic towers (2 million euros in 2011; 39 million euros in 2010) and the non-recurrent expenses previously mentioned.

In organic terms, OIBDA was down by 8.0% for 2011. Thereby, excluding the regulatory impacts that took place throughout 2011, OIBDA was down 4.3% year-on-year.

CapEx in 2011 stood at 302 million euros, showing year-on-year growth of 4.8%, focusing mainly on rollout of fixed broadband, the expansion of pay TV and the deployment of 2G/3G networks. Thus operating cash flow totalled 449 million euros (-11.1% year-on-year).

Commercial activity and revenue performance by business unit

Wireless business

The estimated penetration of the Peruvian mobile market in 2011 was 76% (+10 percentage points year-on-year).

At the end of 2011 Telefónica managed 14.0 million mobile accesses in Peru (+12% year-on-year), accelerating gradually its growth throughout the year thanks to the solid performance of the contract segment, which increased by 21% year-on-year to account for 21% of total accesses (+2 percentage points year-on-year). Net additions showed a significant increase with respect to 2010 (+42%) totalling 1.5 million accesses during 2011 as a whole, and 491 thousand during the fourth quarter (+35% year-on-year).

The churn rate stood at 3.3% for the year (+0.3 percentage point year-on-year), and 3.4% for the quarter (+0.5 percentage point year-on-year), affected by the disconnection of low-value prepay customers.

Traffic increased by 25% over the year (+23% for the quarter), thanks to the solid performance of outgoing traffic.

ARPU slightly increased in 2011 (+0.4% year-on-year) on the back of growth in outgoing ARPU (+2.8% year-on-year).

Revenue totalled 1,088 million euros for the year (+11.3% year-on-year; +8.3% on the quarter), reflecting the good performance of mobile service revenues (+10.6% year-on-year in 2011; +7.6% over the quarter). Excluding the impact of mobile interconnection rates, mobile service revenues rose by 13.2% year-on-year for 2011 overall, and by 10.0% over the quarter.

It is important to note the positive evolution of data revenue, which rose by 32.2% year-on-year (+15.6% in the quarter), thanks to a 46.6% increase in non-SMS data revenues (+22.7% in the quarter), which now accounts for 64% of data revenues (+6 percentage points year-on-year).

Wireline business2

Telefónica managed a total of 4.8 million fixed accesses in Peru at the end of 2011, with solid         year-on-year growth of 7%.

Traditional telephony accesses totalled 2.8 million, virtually stable in comparison to year-end 2010 (-1% year-on-year), decelerating with line losses showing a deceleration versus previous year (-23 thousand lines in 2011 against -100 thousand in 2010).

[2]

Fixed-line phone accesses include all Telefónica’s fixed accesses in Peru, both those managed by the fixed wireless business and those managed by the mobile business. However, earnings from fixed wireless accesses are included in the results of the Peruvian mobile business.

January - December 2011 Results - TELEFÓNICA

Broadband accesses totalled 1.1 million, accelerating their year-on-year growth for the sixth quarter in a row (+28% year-on-year), and consolidated as the main growth driver of wireline business. Net additions set a new record in the full year (240 thousand accesses; 50 thousand during the quarter), almost tripling the level of 2010 and reflecting the effectiveness of the Company’s commercial offer and churn control success.

Pay TV accesses posted a positive trend over the quarter and year-on-year growth accelerated, with net additions of 26 thousand accesses over the quarter and 108 thousand for the year (+4 thousand accesses in 2010), totalling 799 thousand accesses (+16% year-on-year).

At the end of 2011, 63% of traditional phone accesses were bundled (+9 percentage points         year-on-year), and 79% of fixed broadband accesses were marketed under a Dúo or Trío package (+7 percentage points year-on-year), consolidating bundling of services as one of the key drivers behind the Company’s positive trend.

Revenue amounted to 1,069 million euros in 2011, in line with 2010 (-0.2% year-on-year), thanks to an increase of 2.5% during the fourth quarter driven by accelerated growth of Internet and TV revenues on the back of excellent commercial activity throughout the year. Lower revenues from traditional telephony were practically offset by higher Internet, TV and content revenue (+10.4% year-on-year) and revenue from data, IT and capacity rentals (+8.1% year-on-year). Revenue from Internet, TV, data and IT already account for 55% of total revenue (+5 percentage points year-on-year).

Excluding regulatory measures, revenue increased by 1.0% year-on-year for the full year, and by 3.9% on the quarter.

COLOMBIA (year-on-year changes in local currency)

In a fiercely competitive environment, Telefónica recorded high commercial activity in 2011, with an increase in its customer base to a total of 13.8 million accesses (+11% year-on-year), mainly thanks to a solid performance by mobile accesses and increases in fixed broadband and pay TV accesses.

Revenue in 2011 totalled 1,561 million euros, a year-on-year increase of 4.5% (+3.4% in the quarter), thanks to the positive trend in mobile business revenue and the stabling in the fixed business.

Operating expenses declined by 4.1% year-on-year in reported terms, reflecting the non-recurrent impacts recorded in 2010 related to workforce reduction programmes, bad debt provisions and         third-party claims (85 million euros). In organic terms expenses increased by 3.4% year-on-year, mainly due to an increase in supply costs arising from the dynamism of fixed and mobile broadband services, partially offset by lower bad debt provisions and lower expenses on external services, reflecting the Company’s efforts to maximise its efficiency.

OIBDA stood at 540 million euros in 2011 (+14.2% year-on-year; +79.8% in the quarter). It should be pointed out that 25 million euros were posted in 2011 for the sale of non-strategic towers, significantly lower than the figure for 2010 (71 million euros). The OIBDA margin stood at 34.6% for the year (+2.9 percentage points year-on-year), and 38.6% in the quarter.

In organic terms, excluding the non-recurring impacts of 2010, OIBDA was down by 2.9% in 2011.

CapEx for 2011 amounted to 405 million euros (+24.1% year-on-year; +12.7% in organic terms), reflecting the effort in deploying the 2G/3G network, service platforms and quality improvement in the fixed broadband network. The quarter included 37 million euros in spectrum acquisition, with the operating cash flow reaching 135 million euros (-7.8% year-on-year).

Commercial activity and revenue performance by business unit

Wireless business

Penetration of Colombia’s mobile market in 2011 was estimated at 110%, a year-on-year increase of 11 percentage points compared to 2010.

Telefónica managed 11.4 million mobile accesses in Colombia at year-end 2011, showing a significant year-on-year growth of 14% driven by the expansion on the contract segment (+19%         year-on-year). As in the previous quarter, it is worth to highlight the strong net additions (691 thousand accesses; 2.4 times higher than the same period in 2010) reaching 1.4 million accesses for the full year (+33% year-on-year). In 2011 the commercial offer was focused on integrated voice and data plans, expansion of mobile internet and voice offers with all-destination plans.

January - December 2011 Results - TELEFÓNICA

The churn rate dropped 0.4 percentage point year-on-year compared to 2010 to stand at 2.8%, improving during the last quarter of the year (2.1%; -0.7 percentage point year-on-year).

Traffic rose by 10% during the year, boosted by outgoing traffic performance.

ARPU in 2011 slightly declined (-1.0% year-on-year), although growth in outgoing ARPU (+2.2% year-on-year) must be highlighted.

Revenue stood at 916 million euros in 2011, with a strong year-on-year increase of 7.5% (+4.2% in the quarter), reflecting the good performance of mobile service revenues (+6.9% year-on-year; +3.9% in the quarter) and revenues from handset sales (+15.2% year-on-year; +7.9% in the quarter).

Excluding the impact of lower interconnection rates, mobile service revenues rose by 7.9%         year-on-year in 2011 (+5.1% in the quarter).

Data revenue showed a particularly good performance rising 51.1% year-on-year (+37.2% in the quarter), to account for 23% of mobile service revenues (+7 percentage points year-on-year), thanks to a strong increase in non-SMS data revenues (+62.5% year-on-year; +43.6% in the quarter), which represent 87% of data revenue (+6 percentage points year-on-year).

Wireline business

Telefónica managed 2.4 million fixed accesses in Colombia at year-end 2011, virtually unchanged in year-on-year terms.

Within an environment of strong competitive pressure, broadband accesses totalled 612 thousand in 2011, posting a 12% year-on-year growth, with net additions of 64 thousand accesses in the year (6 thousand in the quarter).

Pay TV accesses increased 24% year-on-year totalling 255 thousand by year-end, with net additions of 50 thousand accesses in 2011 (9 thousand in the quarter).

In the traditional business, accesses totalled 1.5 million in December 2011 (-7% year-on-year).

During 2011, the Company focused on bundling of service with 87% of fixed-line services bundled (+8 percentage points year-on-year). Broadband accesses were marketed as part of either a Dúo or Trío package.

Revenue stood at 682 million euros in 2011, virtually stable compared to 2010 (-0.4% year-on-year, -0.5% in the quarter). Internet, TV and content revenues increased year-on-year by 15.6%, and already account for 27% of total wireline revenues (+4 percentage points year-on-year). In parallel, data, IT and capacity rental revenue accelerated its year-on-year growth to 5.3% (+12.1% in the quarter), virtually offsetting the lower traditional revenues (-9.8% year-on-year in 2011).

MEXICO (year-on-year changes in local currency)

Estimated penetration in the Mexican mobile market reached 83% by the end of 2011, up 1 percentage point year-on-year.

Telefónica Mexico’s performance in 2011 was driven by a drastic reduction in mobile termination rates by the regulator during the second quarter of the year (-124 million euros in revenue and -52 million euros in OIBDA for 2011) and the Company’s commercial repositioning carried out to adapt its tariff plans to this new framework.

Within this context, the Company has boosted its all-destination tariff plans in order to tap the advantages of lower mobile termination rates, both strengthening its position in a highly competitive mobile market and accelerating the capture of value in the wireline business.

Moreover, and according to a strategy focused on maximizing customer value, the Company began to apply more restrictive criteria to both gross additions and customer disconnections from the third quarter of 2011, and these were reflected in accesses trend over the year. Thus, at year-end 2011 Telefónica Móviles México managed a total of 20.5 million accesses (up 1% year-on-year). Mobile accesses stood at 19.7 million and remained virtually stable for the full year (net additions of 81 thousand accesses in 2011), after registering a net loss of 773 thousand accesses in the quarter.

January - December 2011 Results - TELEFÓNICA

Mobile churn in 2011 stood at 2.9% (+0.8 percentage points year-on-year), reflecting a higher number of disconnections in the prepay segment, though contract churn continued to show significantly lower levels (1.1% over the year; 1.3% on the quarter).

The focus on the quick 3G network deployment is reflected in the positive trend of mobile broadband accesses, which continued accelerating its growth and tripled the accesses recorded in 2010.

Traffic increased by 1% during the year, led by outgoing traffic performance, up 7% in 2011.

ARPU reflected the negative impact of the lower termination rates, and posted a year-on-year decrease of 20.5% in 2011, although the trend improved in the quarter (-15.0%) underpinned by the better performance of the outgoing ARPU that, after several quarters posting decreases, returned to growth (+0.3% on the quarter; -10.7% on the year).

Revenue in 2011 stood at 1,557 million euros, with a gradual improvement in the pace of         year-on-year decreases since the third quarter (-11.3% year-on-year in the quarter; -12.3% on the year).

Mobile service revenue fell year-on-year by 13.3% during the year (-14.3% on the quarter), although, excluding the effect of lower mobile termination rates, revenue would have decreased year-on-year by 5.5% in terms of the full year, and by 1.7% on the quarter. It is worth highlighting the outgoing revenues trend, that continued accelerating the growth, with a year-on-year increase of 4.7% over the quarter (-1.6% for the year), driven by the good contract revenue performance and the deceleration in the pace of decreasing prepay revenue, with a gradual improvement in top-ups. Moreover, data revenue increase significantly (+26.3% year-on-year in the quarter; +14.0% in 2011), and now accounts for 29% of mobile service revenue (+7 percentage points against 2010). Non-SMS data revenue was the main driver behind this positive performance, and was 2.3 times higher than 2010.

OIBDA in 2011 stood at 572 million euros (-5.2% year-on-year). The year-on-year comparison was affected by the higher expenses of commercial activity and the rollout of the 3G network, the negative impact of lower mobile termination rates (-19 million euros during the quarter and -52 million euros for the year overall), the sale of non-strategic towers (217 million euros during the quarter; 240 million euros for the year overall) and non-recurrent expenses on bad debt provision during the fourth quarter of 2011 (-23 million euros). 2011 OIBDA margin stood at 36.7%.

CapEx stood at 471 million euros in 2011 (-69.2% year-on-year and +40.0% in organic terms, excluding spectrum investment in 2010), mainly due to strong effort throughout the year to roll out the 3G network. As a result, operating cash flow totalled 101 million euros.

VENEZUELA (year-on-year changes in organic terms)

Venezuela’s estimated mobile market penetration at the end of 2011 was 98% (-3 percentage points year-on-year).

Telefónica maintained a benchmark service portfolio in the market during 2011, strengthening its leadership position through a strategy focus on maximizing customer value and on innovation, posting an enhanced operating performance in the fourth quarter. Thus, within the services launched in the last quarter of the year, it is important to highlight the launch of Movitalk (push to talk) and pay TV services with high definition technology. Moreover, in a country where high smartphone penetration stands out, the focus on commercial campaigns to promote mobile broadband take-up was maintained.

Telefónica managed 10.4 million accesses in Venezuela at the end of 2011 (-1% year-on-year). Mobile accesses totalled 9.4 million, broadly flat in year-on-year terms (-1%), following an improvement in the fourth quarter (-6% year-on-year to September) underpinned by quarterly net additions (192 thousand accesses).

The mobile churn rate stood at 2.6% in the quarter (-0.4 percentage points year-on-year), lower than the full-year rate (2.8%; +0.1 percentage points year-on-year), with a contract churn that stood as a market benchmark at 0.8%.

Traffic consolidated its gradual growth acceleration increasing by 6.2% year-on-year in the quarter (+2.4% in the year).

The strategy to maximize customer value was reflected in ARPU trend, which rose by 24.8%         year-on-year (+22.8% in the quarter), with the positive trend of data ARPU as the main growth lever.

Revenue in 2011 reached 2,688 million euros, a year-on-year increase of 11.2%, posting growth acceleration (+12.3% year-on-year in fourth quarter). This positive trend reflected the solid performance of mobile service revenue, which advanced 16.2% year-on-year in the quarter (+12.8% year-on-year in 2011), despite lower mobile termination rates (impact of -22 million euros in the year).

January - December 2011 Results - TELEFÓNICA

It is worth to highlight data revenue trend, up 23.7% year-on-year in 2011 (+26.0% year-on-year in the quarter), and now accounts for 36% of mobile service revenue (+3 percentage points         year-on-year).

OIBDA stood at 1,177 million euros in 2011, up 3.4% year-on-year (+2.7% in the quarter). Thus, the Company reached an OIBDA margin of 43.8% (-3.1 percentage points year-on-year), following a margin of 43.0% in the quarter, with continued high levels of efficiency in an environment of widespread price increases that translated into higher personnel expenses and higher subcontract expenses.

CapEx stood at 372 million euros in 2011 (+14.7% year-on-year), mainly linked with projects to improve the quality and capacity of the 2G network and a significant expansion in 3G network coverage. Operating cash flow totalled 805 million euros (-0.7% year-on-year).

CENTRAL AMERICA (year-on-year changes in organic Terms)3

Estimated mobile penetration in Telefónica’s Central American markets stood at 103% at the end of December 2011 (+10 percentage points year-on-year).

At the end of 2011, Telefónica managed a total of 8.1 million accesses in Central America, posting year-on-year increase of 17%. Mobile accesses totalled 7.6 million (+16% year-on-year), maintaining the trend of accelerating growth seen in 2011 on the back of an increase in gross additions and stable churn.

Mobile net additions stood at 544 thousand in the quarter (1.2 million in 2011), the highest level in recent years, thanks to the strength of the distribution channel, the launch of new voice and data plans and more aggressive campaigns in the prepay segment, which led to a historical gross additions level.

On November 8th of 2011, Telefónica Costa Rica celebrated its market launch and added 116 thousand accesses in its first two months of commercial activity.

Churn stood at 2.6% in 2011, virtually unchanged both in the full year period (-0.1 percentage points year-on-year) and in the quarter.

Revenue totalled 543 million euros recording a year-on-year growth of 1.3% (+2.6% year-on-year in the quarter) and consolidating the trend of accelerating growth reported in the previous quarter. This improvement is driven by the increase in mobile service revenue in the quarter in countries such as Nicaragua and El Salvador, which offset the lower revenues from Guatemala.

Especially noteworthy is the performance of data revenue, which increased by 31.5% year-on-year in 2011 (+37.4% in the fourth quarter) and now accounts for 19% of mobile service revenue (+4 percentage points year-on-year). This improvement was underpinned by non-SMS data revenue growth (+37.8% year-on-year; +44.2% in the quarter), which account for 52% of data revenue (+2 percentage points year-on-year).

OIBDA stood at 165 million euros in 2011 (+3.8% year-on-year; +42.3% in the quarter), affected by the disposal of non-strategic towers (37 million euros in 2011). The OIBDA margin stood at 30.5% in 2011 (+0.8 percentage points year-on-year).

Operating cash flow totalled -10 million euros in 2011, following CapEx of 176 million euros in the year (including the booking of spectrum licence cost in Costa Rica for 68 million euros), with investment focused on the rollout of 2G/3G infrastructure and the implementation of support platforms and systems. CapEx decreased by 39.0% year-on-year in organic terms.

ECUADOR (year-on-year changes in local currency)

Estimated penetration of the Ecuadorean mobile market stood at 108% in 2011, up 3 percentage points year-on-year.

[3]	Year-on-year changes in organic terms: in financial terms, year-on-year changes are assumed in constant euros, with the results of the Costa Rica operation excluded from calculation of organic growth.

January - December 2011 Results - TELEFÓNICA

Telefónica managed a total of 4.5 million accesses (+5% year-on-year) in this market at the end of 2011. Mobile accesses totalled 4.5 million, up 6% year-on-year against December 2010, with the contract segment performing very well (+10% year-on-year). Mobile net additions reached 258 thousand accesses in the full year (18 thousand in the quarter).

The mobile churn rate stood at 2.8% in 2011 (+0.2 percentage points year-on-year), having risen in the quarter due to the disconnection of inactive prepay accesses in the CDMA network following its shutdown. Contract churn continues to perform well and stood at 1.1% at the end of the year (-0.7 percentage points year-on-year).

Traffic grew by 11% year-on-year both in the quarter and in the year.

ARPU continued accelerating its growth trend (+8.5% year-on-year in the fourth quarter; +3.4% in the full year), mainly thanks to a strong performance in the contract segment and stable prepay ARPU.

Revenue totalled 408 million euros, consolidating the acceleration growth trend along the year (+12.8% year-on-year in the fourth quarter; +8.4% in the year), reflecting the strong performance of mobile service revenue (+14.9% year-on-year in the fourth quarter; +11.0% in 2011).

Data revenue continued registering a strong growth (+20.7% year-on-year) and already accounts for 27% of mobile service revenue (+2 percentage points year-on-year in 2011). It is worth highlighting the positive performance of non-SMS data revenue, with a 43.0% year-on-year growth in 2011 (+41.6% year-on-year for the quarter), accounting for 63% of total data revenue (+10 percentage points year-on-year).

OIBDA stood at 137 million euros in 2011, up 18.7% year-on-year (+19.2% year-on-year in the fourth quarter). The OIBDA margin stood at 33.6% (34.5% in the quarter), improving by 2.9 percentage points year-on-year in 2011.

Operating cash flow totalled 79 million euros, a 35.1% year-on-year growth, while CapEx amounted 58 million euros (+2.0 year-on-year in 2011) with investment focused on improving the quality and capacity of the 3G network.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

ACCESSES

Unaudited figures (thousands)

	00000	00000	00000	00000	00000	00000
	2010	2011
	December	March	June	September	December	% Chg
Final Clients Accesses	183,686.9	185,984.0	190,318.0	194,832.9	201,402.2	9.6
Fixed telephony accesses (1)	24,403.6	24,196.2	24,173.4	24,126.6	23,960.7	(1.8)
Internet and data accesses	8,235.1	8,327.9	8,513.5	8,720.2	8,885.9	7.9
Narrowband (2)	674.8	586.7	539.5	476.6	389.4	(42.3)
Broadband (3) (4)	7,442.3	7,629.0	7,861.5	8,134.4	8,385.9	12.7
Other (5)	118.0	112.3	112.5	109.2	110.6	(6.3)
Mobile accesses	149,255.4	151,589.0	155,523.1	159,795.4	166,297.9	11.4
Prepay (6)	119,359.1	120,676.5	123,108.6	125,569.4	131,087.2	9.8
Contract	29,896.3	30,912.5	32,414.4	34,226.0	35,210.7	17.8
Pay TV (7)	1,792.7	1,870.9	2,108.0	2,190.6	2,257.7	25.9

Wholesale Accesses	55.9	54.5	54.4	53.8	50.9	(9.0)

Total Accesses	183,742.8	186,038.6	190,372.4	194,886.7	201,453.0	9.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total "fixed wireless" accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

(6)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011 and 1.0 million inactive accesses in Brasil in the fourth quarter of 2011.

(7)	Includes 153 thousand clients of TVA from June 2011.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	January - December			October - December
	2011	2010	% Chg	2011	2010	% Chg
Revenues	29,237	25,756	13.5	7,709	7,521	2.5
Internal exp. capitalized in fixed assets	157	147	6.7	45	47	(4.8)
Operating expenses	(19,311)	(16,749)	15.3	(5,131)	(5,104)	0.5
Supplies	(7,519)	(6,718)	11.9	(1,996)	(1,913)	4.3
Personnel expenses	(2,644)	(2,344)	12.8	(688)	(792)	(13.1)
Subcontracts	(7,826)	(6,503)	20.3	(2,090)	(2,032)	2.9
Bad debt provision	(503)	(510)	(1.4)	(143)	(165)	(13.3)
Taxes	(819)	(673)	21.7	(213)	(201)	6.2
Other net operating income (expense)	253	474	(46.6)	70	279	(75.0)
Gain (loss) on sale of fixed assets	605	4,079	(85.2)	479	199	140.5
Impairment of goodwill and other assets	(1)	5	c.s.	2	(1)	c.s.
Operating income before D&A (OIBDA)	10,941	13,713	(20.2)	3,174	2,942	7.9
OIBDA Margin	37.4%	53.2%	(15.8 p.p. )	41.2%	39.1%	2.1 p.p.
Depreciation and amortization	(4,783)	(3,953)	21.0	(1,218)	(1,152)	5.8
Operating income (OI)	6,157	9,759	(36.9)	1,955	1,789	9.3

Notes:

-	OIBDA and OI before management and brand fees.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela.

-	T. Latinoamérica reported figures include 100% of Vivo since October 2010.

-

From January 1st, 2011, the perimeter of consolidation of T. Latinoamérica excludes Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) (actually T.Europe). As a result, the results of T. Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization from January 1st, 2010.

-

2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

-

OIBDA, OIBDA margin and OI are affected by the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter of 2010) and by non-recurrent restructuring expenses mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation's social activities of 410 million euros in the fourth quarter of 2010.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2010	2011
	December	March	June	September	December	% Chg
BRAZIL
Final Clients Accesses	75,919.6	77,592.3	79,767.2	82,750.8	87,172.1	14.8
Fixed telephony accesses (1)	11,292.6	11,172.6	11,126.6	11,086.6	10,977.4	(2.8)
Internet and data accesses	3,848.2	3,849.7	3,909.8	3,933.1	3,942.6	2.5
Narrowband	446.2	378.1	344.2	287.7	214.5	(51.9)
Broadband (2)	3,319.2	3,393.6	3,486.9	3,567.5	3,648.0	9.9
Other (3)	82.8	78.0	78.8	77.9	80.0	(3.3)
Mobile accesses	60,292.5	62,061.3	64,049.1	67,038.4	71,553.6	18.7
Prepay (4)	47,658.6	48,742.0	49,809.7	51,679.3	55,438.1	16.3
Contract	12,633.9	13,319.2	14,239.4	15,359.1	16,115.5	27.6
Pay TV (5)	486.3	508.7	681.7	692.7	698.6	43.7

Wholesale Accesses	33.9	32.9	32.4	32.0	28.0	(17.3)

Total Accesses	75,953.5	77,625.2	79,799.6	82,782.8	87,200.1	14.8

ARGENTINA
Final Clients Accesses	22,275.8	22,142.2	22,537.3	22,630.4	23,008.4	3.3
Fixed telephony accesses (1)	4,621.5	4,614.6	4,621.3	4,617.1	4,611.0	(0.2)
Fixed wireless	35.5	36.8	40.2	38.2	38.2	7.7
Internet and data accesses	1,505.4	1,527.8	1,562.6	1,611.1	1,630.7	8.3
Narrowband	65.7	54.9	48.4	43.4	35.7	(45.7)
Broadband (2)	1,439.7	1,472.9	1,514.1	1,567.7	1,595.1	10.8
Mobile accesses	16,148.9	15,999.8	16,353.5	16,402.2	16,766.7	3.8
Prepay	10,370.4	10,127.8	10,347.3	10,303.2	10,581.3	2.0
Contract	5,778.5	5,871.9	6,006.2	6,099.0	6,185.4	7.0

Wholesale Accesses	13.0	12.8	13.2	13.2	13.9	7.2

Total Accesses	22,288.8	22,155.0	22,550.5	22,643.6	23,022.3	3.3

CHILE
Final Clients Accesses	11,910.5	12,214.7	12,442.1	12,253.1	12,674.4	6.4
Fixed telephony accesses (1)	1,939.3	1,920.2	1,903.8	1,871.4	1,848.1	(4.7)
Internet and data accesses	836.0	834.9	857.1	875.1	887.4	6.1
Narrowband	6.6	6.3	6.0	6.0	5.8	(12.8)
Broadband (2)	821.5	820.8	844.2	864.9	878.1	6.9
Other (3)	7.9	7.8	6.8	4.2	3.5	(55.9)
Mobile accesses	8,794.0	9,100.5	9,308.3	9,125.5	9,548.1	8.6
Prepay (6)	6,179.3	6,448.1	6,586.0	6,326.0	6,732.7	9.0
Contract	2,614.7	2,652.5	2,722.3	2,799.5	2,815.4	7.7
Pay TV	341.2	359.1	372.9	381.1	390.8	14.5

Wholesale Accesses	5.3	5.1	5.1	4.9	5.2	(1.8)

Total Accesses	11,915.8	12,219.8	12,447.1	12,258.0	12,679.6	6.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	1.0 million inactive accesses were disconnected in Brasil in the fourth quarter of 2011.

(5)	Includes 153 thousand clients of TVA from June 2011.

(6)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011.

January - December 2011 Results - TELEFÓNICA

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2010	2011
	December	March	June	September	December	% Chg
PERU
Final Clients Accesses	16,954.3	17,057.3	17,504.6	18,205.6	18,766.1	10.7
Fixed telephony accesses (1)	2,871.2	2,852.0	2,842.8	2,855.8	2,848.4	(0.8)
Fixed wireless	537.8	515.4	491.7	471.2	444.6	(17.3)
Internet and data accesses	885.4	934.3	1,005.3	1,070.3	1,120.4	26.5
Narrowband	15.4	11.0	10.5	9.8	9.4	(38.6)
Broadband (2)	850.8	903.6	974.7	1,040.3	1,090.6	28.2
Other (3)	19.2	19.7	20.1	20.2	20.4	5.9
Mobile accesses	12,507.1	12,559.9	12,920.9	13,506.8	13,998.3	11.9
Prepay	10,104.4	10,100.5	10,300.8	10,707.6	11,079.6	9.7
Contract	2,402.7	2,459.5	2,620.1	2,799.2	2,918.7	21.5
Pay TV	690.6	711.1	735.6	772.6	799.0	15.7

Wholesale Accesses	0.5	0.5	0.5	0.5	0.4	(3.7)

Total Accesses	16,954.8	17,057.7	17,505.1	18,206.0	18,766.6	10.7

COLOMBIA
Final Clients Accesses	12,350.3	12,338.5	12,312.8	13,081.0	13,746.9	11.3
Fixed telephony accesses (1)	1,586.9	1,569.2	1,540.4	1,521.0	1,480.6	(6.7)
Internet and data accesses	553.6	581.6	594.3	613.6	620.3	12.0
Narrowband	5.6	6.0	6.7	7.1	7.9	41.2
Broadband (2)	548.0	575.6	587.6	606.5	612.3	11.7
Mobile accesses	10,004.5	9,970.6	9,949.4	10,700.0	11,391.1	13.9
Prepay	7,679.1	7,531.4	7,420.0	8,047.6	8,626.8	12.3
Contract	2,325.5	2,439.2	2,529.4	2,652.4	2,764.2	18.9
Pay TV	205.3	217.1	228.7	246.4	255.0	24.2

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	12,353.6	12,341.8	12,316.1	13,084.3	13,750.2	11.3

MEXICO
Mobile accesses	19,661.6	20,057.0	20,566.7	20,515.7	19,742.4	0.4
Prepay	18,061.3	18,476.2	18,930.9	18,731.4	18,149.8	0.5
Contract	1,600.2	1,580.8	1,635.9	1,784.3	1,592.6	(0.5)
Fixed wireless	565.5	604.1	667.6	726.6	745.3	31.8
Total Accesses	20,227.1	20,661.1	21,234.3	21,242.2	20,487.7	1.3

VENEZUELA
Mobile accesses	9,514.7	9,078.1	9,359.7	9,246.2	9,438.7	(0.8)
Prepay	8,740.3	8,272.2	8,515.7	8,391.7	8,570.9	(1.9)
Contract	774.4	805.9	843.9	854.6	867.8	12.1
Fixed wireless	966.2	916.3	920.0	893.7	883.4	(8.6)
Pay TV	69.3	74.9	89.0	97.8	114.3	64.9
Total Accesses	10,550.2	10,069.2	10,368.6	10,237.8	10,436.4	(1.1)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2010	2011
	December	March	June	September	December	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	465.7	470.6	491.2	512.3	530.1	13.8
Fixed Wireless	301.7	303.1	314.2	328.0	340.9	13.0
Internet and data accesses	3.0	2.7	2.9	2.9	3.0	1.2
Broadband (3)	0.5	1.6	1.7	1.8	1.8	n.s.
Other (4)	2.4	1.1	1.1	1.2	1.2	(49.2)
Mobile accesses	6,403.7	6,626.3	6,805.8	7,018.2	7,562.5	18.1
Prepay	5,776.0	5,994.9	6,160.9	6,348.5	6,850.7	18.6
Contract	627.7	631.4	644.9	669.7	711.8	13.4
Total Accesses	6,872.4	7,099.7	7,299.9	7,533.5	8,095.6	17.8

ECUADOR
Mobile accesses	4,219.8	4,392.4	4,454.2	4,459.3	4,477.5	6.1
Prepay	3,561.6	3,723.3	3,775.6	3,758.8	3,756.5	5.5
Contract	658.2	669.1	678.6	700.5	721.0	9.5
Fixed Wireless	94.8	76.5	59.8	42.1	36.4	(61.6)
Total Accesses	4,314.6	4,468.9	4,514.0	4,501.5	4,513.9	4.6

URUGUAY
Mobile accesses	1,708.5	1,743.1	1,755.6	1,783.0	1,819.0	6.5
Prepay	1,228.1	1,260.0	1,261.7	1,275.4	1,300.8	5.9
Contract	480.4	483.1	493.9	507.6	518.2	7.9
Total Accesses	1,708.5	1,743.1	1,755.6	1,783.0	1,819.0	6.5

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica from Q4 11.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2010	2011
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	20,283	20,589	22,152	24,395	24,944	n.c.
ARPU (EUR)	11.3	10.3	10.4	10.2	10.1	n.c.

ARGENTINA
Traffic (Million minutes)	4,713	4,297	4,674	4,871	4,947	5.0
ARPU (EUR)	9.6	9.4	9.3	9.9	10.5	16.5

CHILE
Traffic (Million minutes)	3,085	3,000	3,006	3,039	3,173	2.9
ARPU (EUR) (2)	12.5	12.0	11.3	11.7	11.6	(1.6)

PERU
Traffic (Million minutes)	3,881	3,868	3,956	4,551	4,771	22.9
ARPU (EUR)	6.3	6.1	5.7	6.0	6.3	(3.4)

COLOMBIA
Traffic (Million minutes)	4,303	4,148	4,573	4,727	4,439	3.2
ARPU (EUR)	7.4	6.8	7.1	7.2	6.8	(6.3)

MEXICO
Traffic (Million minutes)	5,764	5,860	5,857	6,004	5,754	(0.2)
ARPU (EUR)	6.6	5.8	5.3	5.1	5.1	(15.0)

VENEZUELA
Traffic (Million minutes)	3,593	3,464	3,534	3,714	3,816	6.2
ARPU (EUR) (3)	15.5	15.7	15.7	16.5	19.0	22.8

CENTRAL AMERICA (4)
Traffic (Million minutes)	2,220	2,249	2,371	2,564	2,676	20.6
ARPU (EUR)	6.4	6.1	5.6	5.6	5.9	(9.5)

ECUADOR
Traffic (Million minutes)	1,103	1,176	1,158	1,163	1,222	10.8
ARPU (EUR)	6.8	6.4	6.3	6.6	7.4	8.5

URUGUAY
Traffic (Million minutes)	797	764	744	781	825	3.5
ARPU (EUR)	10.0	9.9	9.7	10.0	10.5	3.2

Notes:

-	ARPU calculated as a monthly quarterly average.

-

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)

2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in Brazil in the fourth quarter of 2011.

(2)	Changes in ARPU affected by the disconnection of 360 thousand inactive accesses in Chile in the third quarter of 2011.

(3)

For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	77,463	20,589	42,741	67,136	92,081	n.c.
ARPU (EUR)	11.0	10.3	10.3	10.3	10.2	n.c.

ARGENTINA
Traffic (Million minutes)	17,550	4,297	8,970	13,842	18,788	7.1
ARPU (EUR)	9.2	9.4	9.2	9.5	9.7	17.3

CHILE
Traffic (Million minutes)	11,791	3,000	6,006	9,045	12,218	3.6
ARPU (EUR) (2)	12.1	12.0	11.6	11.7	11.6	(4.1)

PERU
Traffic (Million minutes)	13,662	3,868	7,823	12,374	17,145	25.5
ARPU (EUR)	6.2	6.1	5.9	5.9	6.0	0.4

COLOMBIA
Traffic (Million minutes)	16,226	4,148	8,721	13,448	17,887	10.2
ARPU (EUR)	7.2	6.8	6.9	7.0	6.9	(1.0)

MEXICO
Traffic (Million minutes)	23,232	5,860	11,717	17,721	23,474	1.0
ARPU (EUR)	6.9	5.8	5.5	5.4	5.3	(20.5)

VENEZUELA
Traffic (Million minutes)	14,195	3,464	6,998	10,713	14,529	2.4
ARPU (EUR) (3)	14.3	15.7	15.7	15.9	16.7	24.8

CENTRAL AMERICA (4)
Traffic (Million minutes)	8,035	2,249	4,620	7,184	9,860	22.7
ARPU (EUR)	6.7	6.1	5.9	5.8	5.8	(7.5)

ECUADOR
Traffic (Million minutes)	4,268	1,176	2,334	3,497	4,720	10.6
ARPU (EUR)	6.8	6.4	6.4	6.5	6.7	3.4

URUGUAY
Traffic (Million minutes)	2,936	764	1,508	2,290	3,114	6.1
ARPU (EUR)	10.1	9.9	9.8	9.9	10.0	1.0

Notes:

-	ARPU calculated as a monthly quarterly average for each period.

-

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)

2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in Brazil in the fourth quarter of 2011.

(2)	Changes in ARPU affected by the disconnection of 360 thousand inactive accesses in Chile in the third quarter of 2011.

(3)

For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMERICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - December				October - December
	2011	2010	% Chg	% Chg Local Cur	2011	2010	% Chg	% Chg Local Cur
BRAZIL (1)
Revenues	14,326	11,119	28.8	28.7	3,601	3,578	0.6	5.3
Wireless Business (2)	8,437	4,959	n.c.	n.c.	2,215	2,110	n.c.	n.c.
Service revenues (2)	8,014	4,649	n.c.	n.c.	2,145	1,990	n.c.	n.c.
Wireline Business (2)	5,890	6,843	n.c.	n.c.	1,387	1,758	n.c.	n.c.
OIBDA	5,302	4,074	30.2	30.0	1,406	1,420	(1.0)	3.2
OIBDA margin	37.0%	36.6%	0.4 p.p.		39.0%	39.7%	(0.7 p.p. )
CapEx	2,468	1,797	37.4	37.2	817	893	(8.6)	(5.9)
OpCF (OIBDA-CapEx)	2,834	2,277	24.5	24.3	589	527	11.8	18.8

ARGENTINA
Revenues	3,174	3,073	3.3	14.5	869	824	5.5	12.9
Wireless Business	2,039	1,979	3.0	14.2	566	546	3.7	11.1
Service revenues	1,880	1,845	1.9	12.9	522	508	2.7	10.0
Wireline Business	1,237	1,187	4.3	15.6	330	302	9.1	16.4
OIBDA	1,085	1,082	0.2	11.1	303	268	13.1	20.5
OIBDA margin (3)	33.4%	34.3%	(1.0 p.p. )		34.0%	31.8%	2.2 p.p.
CapEx	449	398	12.6	24.9	176	168	4.7	14.0
OpCF (OIBDA-CapEx)	636	684	(7.0)	3.1	127	100	27.2	31.0

CHILE
Revenues	2,310	2,197	5.2	4.8	592	614	(3.6)	1.5
Wireless Business	1,399	1,266	10.5	10.1	361	356	1.4	6.8
Service revenues	1,283	1,175	9.2	8.9	323	325	(0.8)	4.7
Wireline Business	1,037	1,038	(0.1)	(0.4)	263	288	(8.6)	(3.7)
OIBDA	1,035	1,092	(5.2)	(5.5)	271	374	(27.5)	(24.3)
OIBDA margin	44.8%	49.7%	(4.9 p.p. )		45.8%	60.8%	(15.1 p.p. )
CapEx	529	516	2.4	2.1	201	268	(25.0)	(23.4)
OpCF (OIBDA-CapEx)	507	576	(12.0)	(12.3)	70	106	(33.6)	(26.5)

PERU
Revenues	2,030	1,960	3.6	6.1	550	494	11.3	7.0
Wireless Business	1,088	1,001	8.7	11.3	300	266	12.5	8.3
Service revenues	923	854	8.1	10.6	255	229	11.7	7.6
Wireline Business	1,069	1,097	(2.5)	(0.2)	283	265	6.9	2.5
OIBDA	751	812	(7.6)	(5.3)	192	214	(10.2)	(13.9)
OIBDA margin	37.0%	41.4%	(4.5 p.p. )		35.0%	43.4%	(8.4 p.p. )
CapEx	302	295	2.3	4.8	131	120	9.5	8.7
OpCF (OIBDA-CapEx)	449	517	(13.2)	(11.1)	62	95	(35.1)	(42.0)

COLOMBIA (4)
Revenues	1,561	1,529	2.1	4.5	401	396	1.3	3.4
Wireless Business	916	872	5.0	7.5	238	234	2.0	4.2
Service revenues	851	814	4.5	6.9	220	217	1.8	3.9
Wireline Business	682	700	(2.7)	(0.4)	172	177	(2.5)	(0.5)
OIBDA	540	484	11.5	14.2	155	87	77.3	79.8
OIBDA margin	34.6%	31.7%	2.9 p.p.		38.6%	22.1%	16.6 p.p.
CapEx	405	334	21.2	24.1	192	129	48.9	52.0
OpCF (OIBDA-CapEx)	135	150	(9.9)	(7.8)	(37)	(41)	(11.3)	(8.7)

Note:	OIBDA is presented before management and brand fees.

(1)

Includes 100% of Vivo since October 2010 and from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. CapEx includes 349 million euros from the spectrum acquired in the second quarter of 2011.

(2)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations.

(3)	Margin over revenues includes fixed to mobile interconnection.

(4)	CapEx includes 37 million euros from the spectrum acquired in the fourth quarter of 2011.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - December				October - December
	2011	2010	% Chg	% Chg Local Cur	2011	2010	% Chg	% Chg Local Cur
MEXICO (T. Móviles Mexico) (1)
Revenues	1,557	1,832	(15.0)	(12.3)	373	458	(18.6)	(11.3)
Service revenues	1,387	1,651	(16.0)	(13.3)	326	416	(21.6)	(14.3)
OIBDA	572	623	(8.2)	(5.2)	274	149	84.4	93.2
OIBDA margin	36.7%	34.0%	2.7 p.p.		73.6%	32.5%	41.1 p.p.
CapEx	471	1,580	(70.2)	(69.2)	270	386	(30.1)	(27.2)
OpCF (OIBDA-CapEx)	101	(957)	c.s.	c.s.	5	(237)	c.s.	c.s.

VENEZUELA (T. Móviles Venezuela) (2)
Revenues	2,688	2,318	16.0	11.2	860	710	21.2	12.3
Service revenues	2,435	2,073	17.5	12.8	777	623	24.8	16.2
OIBDA	1,177	1,087	8.3	4.4	370	334	10.6	2.7
OIBDA margin	43.8%	46.9%	(3.1 p.p. )		43.0%	47.1%	(4.1 p.p. )
CapEx	372	293	26.9	14.7	162	132	23.4	5.0
OpCF (OIBDA-CapEx)	805	794	1.4	0.6	207	203	2.3	1.1

CENTRAL AMERICA (3)
Revenues	543	562	(3.4)	1.3	148	140	5.8	2.6
Service revenues	499	522	(4.4)	0.6	134	128	5.0	4.8
OIBDA	165	189	(12.4)	3.8	64	52	21.5	42.3
OIBDA margin	30.5%	33.6%	(3.1 p.p. )		42.9%	37.3%	5.6 p.p.
CapEx	176	105	67.2	65.4	64	50	28.7	21.0
OpCF (OIBDA-CapEx)	(10)	84	c.s.	c.s.	(1)	2	c.s.	c.s.

ECUADOR (T. Móviles Ecuador)
Revenues	408	396	3.2	8.4	115	102	13.1	12.8
Service revenues	364	345	5.6	11.0	102	89	15.2	14.9
OIBDA	137	121	13.0	18.7	40	33	19.2	19.2
OIBDA margin	33.6%	30.7%	2.9 p.p.		34.5%	32.8%	1.7 p.p.
CapEx	58	60	(2.9)	2.0	36	27	31.3	35.6
OpCF (OIBDA-CapEx)	79	61	28.6	35.1	4	6	(33.5)	(47.7)

URUGUAY (T. Móviles Uruguay)
Revenues	228	217	5.0	6.2	59	54	10.4	8.8
Service revenues	219	206	6.3	7.5	57	51	11.3	9.8
OIBDA	104	95	9.5	10.7	29	26	9.4	8.2
OIBDA margin	45.7%	43.8%	1.9 p.p.		48.4%	48.9%	(0.5 p.p. )
CapEx	23	29	(22.0)	(21.2)	14	17	(14.0)	(13.6)
OpCF (OIBDA-CapEx)	82	66	23.4	24.8	14	9	50.9	45.3

-	Note: OIBDA is presented before management and brand fees.

(1)	CapEx includes 1,237 million euros from the spectrum acquired in Mexico in 2010.

(2)

2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2010, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(3)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica. CapEx includes 68 million euros from the spectrum acquired in Costa Rica in the second quarter of 2011.

January - December 2011 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

2011 was marked by an adverse economic climate with weakness in the main macroeconomic indicators towards the end of the year, and also by an intense competitive scenario with strong commercial pressure.

Against this backdrop, Telefónica España adpoted key decisions along the year focused on the one hand, in reducing its operating costs, the main exponent of which was the Redundancy Plan approved during the second half of the year. And on the other hand, in improving the Company’s competitive position. Thus, at the end of the third quarter the Company started the launch of its new tariff portfolio guided to step up commercial activity and reinforcing the focus on customer value, boosting customer exclusivity by offering cross discounts for those concentrating all their telecommunications expenses on Movistar.

The Company completed its commercial offer repositioning during the fourth quarter with the launch of new mobile tariffs for contract customers, including a combined voice, data and SMS offer, increasing value to customers by eliminating time and destination discriminations in voice tariffs, or including unlimited SMS in all data tariffs. Tariffs are structured into consumption levels depending on the level of spending required by each customer.

Also during the last quarter of 2011, voice tariffs for prepay customers were simplified, with a very flexible and competitive offer.

In the wireline business, during the third quarter Telefónica launched the 10-mega ADSL with             value-added services at 24.9 euros a month, reinforcing its offer in the fourth quarter with a basic ADSL at 19.9 euros per month (excluding value-added services and fixed-to-mobile calls), being noteworthy the higher acceptance of the bundle with value-added services.

The new tariffs launched are being well received by the market, as demonstrated by the Company’s commercial results for the last quarter of the year, allowing Telefónica to recover its commercial pulse and achieving positive net additions in terms of total accesses, after registering losses over three consecutive quarters. Improvements are noteworthy in retail fixed broadband accesses, posting positive net additions in December for the first time since April, and also a sharp improvement in mobile accesses, especially in contract customers.

Additionally the new tariff portfolio also had a positive impact on customers’ perception, improving customer satisfaction considerably towards the end of the year.

At the end of 2011 Telefónica España managed a total of 47.1 million accesses, virtually stable in year-on-year terms (-1%), despite intense competitive pressure.

With regard to the Company’s financial results, it should be highlighted that the year-on-year trend in reported terms was affected by costs related to the redundancy programmes (2,591 million euros in the third quarter of 2011; 202 million euros in the fourth quarter of 2010), the impact of the Universal Service (35 million euros in revenue and 13 million euros in OIBDA in the fourth quarter of 2011; in 2010: 95 million euros in revenue and 31 million euros in OIBDA, 38 million euros in revenue and 13 million euros in OIBDA in the fourth quarter) and sale of non-strategic assets in 2011 (73 million euros in OIBDA and 40 million euros in the fourth quarter). 2010 also included sale of application rights (101 million euros in revenue and OIBDA) and bad debt recovery (20 million euros in OIBDA).

Revenue in 2011 totalled 17,284 million euros (-7.6% year-on-year; -9.5% in the quarter), mainly due to lower ARPU among services and accesses trend in a situation of lower consumption and higher pressure on prices.

Excluding the effects already mentioned, the year-on-year decline in 2011 would have been 6.8% in 2011 and 8.5% in the fourth quarter, mainly due to a weaker performance by mobile voice services revenues in the last months of the year against a backdrop of decreasing private consumption.

It is noteworthy to mention the solid expansion of mobile data revenue, with a year-on-year increase of 10.9% for the year (+9.3% in the quarter), on the back of sharp increase in non-SMS data revenues (+24.1% year-on-year in 2011; +24.5% in the quarter).

Operating expenses totalled 12,622 million euros in 2011, showing a year-on-year increase of 20.3% due to higher restructuring costs on workforce reduction programmes with respect to 2010. Excluding this effects and non-recurrent costs, expenses fell by 2.3% year-on-year (-4.9% in the quarter) thanks to the efficiency measures implemented during the year.

January - December 2011 Results - TELEFÓNICA

Breakdown by component is the following:

•

Supplies stood at 3,938 million euros in 2011, a year-on-year decrease of 5.9% (-10.5% in the fourth quarter), on the back of lower interconnection costs and lower expenditure on purchases of mobile handsets.

•	Subcontract expenses remained practically stable in 2011 (-0.3% year-on-year) at 3,009 million euros, falling by 1.6% in the quarter despite a greater commercial effort at the end of 2011.

•

In 2011 personnel expenses amounted to 5,109 million euros for the year overall (+92.2% year-on-year) reflecting the costs related to the redundancy programme (2,591 million euros). Excluding this effect and 2010 redundancy provision, personnel expenses increased 1.6% compared to the previous year. This growth was below the actual CPI for December 2011, a mandatory reference in recent years in terms of salaries, thus reflecting the impact of the new conditions set out in the Collective Agreements which link salary reviews to Company productivity.

The Telefónica España Group had 33,929 employees at year-end 2011 representing a 4.7% reduction in organic terms year-on-year. It should be mentioned that the Redundancy Programme had a good rythm of acceptance, and a total of 2,359 employees joined the programme by the end of the year, of which 1,925 left the Company in 2011, while the remaining 434 over the first few weeks of January 2012.

•

Taxes amounted to 399 million euros in 2011, a year-on-year decrease of 19.5% (-26.0% in the quarter) mainly due to the lesser impact of the Universal Service with respect to 2010. Excluding this effect, taxes fell by 12.9% on the year (-29.8% in the fourth quarter).

•

Bad debt provisions amounted to 167 million euros in 2011, representing 1% of revenues. During the year they increased by 25.3%, reflecting the non-recurring effect of bad debt recovery posted during the third quarter of 2010. Excluding this effect, provisions increased by 9.1% year-on-year.

In the fourth quarter of 2011, 40 million euros were booked from the sale of non-strategic assets as gain on sale of fixed assets.

As a result, OIBDA for the year stood at 5,072 million euros (-40.5% year-on-year), impacted by the negative effect of costs related with the redundancy plan already mentioned. The reported OIBDA margin for 2011 was 29.3% and 41.6% in the quarter.

Stripping out the one-off effects in 2010 and 2011 explained previously, OIBDA in 2011 showed a year-on-year decrease of 11.6% (-14.4% in the fourth quarter), affected by trends in revenues, while OIBDA margin stood at 43.9% in 2011 (-2.4 percentage points year-on-year) and at 40.7% in the fourth quarter of the year (-2.8 percentage points).

The Company continued to invest heavily in the Spanish market despite the adverse scenario, and CapEx for the year totalled 2,914 million euros, a year-on-year increase of 44.2% (+2.6% excluding spectrum acquisitions), reflecting Telefónica España’s focus to offer high-quality services in a scenario of rapid growth in both fixed and mobile data traffic.

The Company spent a total of 842 million euros on spectrum acquisitions in 2011, reinforcing its competitive position. 441 million euros of this sum had been paid up by the end of the year, while the balance was deferred until June 2012.

Finally, operating cash flow stood at 2,158 million euros (-66.8% year-on-year). Excluding the         one-off effects explained above and spectrum acquisitions, operating cash flow fell by 15.9% year-on-year.

Commercial activity and revenue performance by business unit

Wireline business

At the end of 2011, the Company managed a total of 15.7 million wireline accesses (wireline telephony access, wholesale line rental -AMLT-, fully unbundled loops and naked wholesale ADSL) versus 16.0 million posted in December 2010.

January - December 2011 Results - TELEFÓNICA

In a context of lower market growth and affected by unbundling of loops, retail wireline telephony accesses totalled 12.3 million (-7% vs. December 2010). The lowest access losses during the year were recorded during the fourth quarter (189 thousand), 19% less than the previous quarter. 73% of retail accesses losses in 2011 were offset by net growth in wholesale accesses, which continue to generate revenues for the Company.

Fixed broadband Internet accesses totalled 5.6 million in December 2011 (-2% year-on-year), being remarkable the significant improvement in commercial activity during the last quarter following launch of the new commercial offer. Net additions went into positive figures (1 thousand accesses) after two consecutive quarters of losses.

Pay TV accesses totalled 833 thousand at the end of 2011, posting a year-on-year increase of 6% and net additions of 29 thousand customers during the fourth quarter (20 thousand during the previous quarter), thus confirming the positive commercial performance in the latter half of the year.

In the wholesale business, indirect broadband accesses had risen to 710 thousand by December 2011, slowing a deceleration with respect to the third quarter (+26% year-on-year in 2011; +35% up to September). Unbundled loop leases increased 16% year-on-year to more than 2.8 million loops. Of these, almost 93% are unbundled loops (including 767 thousand naked shared loops) and the rest are shared loops.

Revenue in 2011 amounted to 10,631 million euros, a reported year-on-year decrease of 6.7% which improved slightly during the fourth quarter to 6.2%. Breakdown by component is the following:

•

Traditional access revenues fell year-on-year by 10.6% (-7.2% in the quarter), mainly due to the decline in the number of accesses and the smaller amount posted for Universal Service (35 million euros in 2011 vs. 95 million euros in 2010). Excluding this effect, revenues fell by 8.4% in 2011 (-7.2% in the quarter).

•	Voice service revenues decreased 9.0% during the year (-7.4% in the quarter), affected by lower traffic and the growing weight of flat-rates.

•	Internet and broadband revenues were down 5.3% compared to 2010, with a very similar trend in the last quarter of the year (-5.5%).

•

Retail revenues fell 10.1% year-on-year (-9.9% in the quarter), mainly due to lower effective ARPU (-10.2% year-on-year). The decrease in ARPU decelerated during the quarter (-7.9% year-on-year; -8.4% during the previous quarter), despite the launch of the new commercial offer, showing that many customers were already benefiting from lower effective prices on promotions.

•	Wholesale revenues rose by 23.5% year-on-year (+16.2% in the quarter), pointing to a better performance by the Company in the retail segment during the last quarter of 2011.

•

Revenues from data services grew 1.8% year-on-year in 2011 (-2.0% in the quarter). Excluding revenues from Telefónica España’s wireless business, data revenues remained virtually unchanged in year-on-year terms.

•

IT services revenues fell by 1.2% year-on-year during 2011 (-8.6% in the quarter). Excluding the sale of application rights posted in 2010 (101 million euros for the year and 49 million in the last quarter), revenues climbed by 7.9% in 2011 and by 5.3% on the quarter.

Wireless business

The Spanish mobile market showed an estimated penetration of 130% by December 2011 (+5 percentage points).

Against a backdrop of strong price competition, the Company’s mobile accesses totalled 24.2 million by the end of 2011, virtually stable in year-on-year terms, with a much better performance towards the end of the year.

After completing the voice and data tariff repositioning process during the fourth quarter, with the aim to secure customer loyalty and boost smartphones penetration and data revenue increase, the Company registered net additions of 74 thousand accesses.

It is worth to mention the good performance by contract accesses, which increased by 3% compared to December 2010 and accounted for 70% of total accesses (+2 percentage points year-on-year). Contract net additions in 2011 totalled 425 thousand accesses (155 thousand in the fourth quarter).

The Company’s clear focus on expanding mobile broadband services ensured that almost 30% of mobile accesses had this service by the end of December (+10 percentage points year-on-year), thus boosting growth of data revenues.

January - December 2011 Results - TELEFÓNICA

Contract churn during the fourth quarter of 2011 was stable compared to the previous quarter at 1.8% and total churn was 2.6% (+0.2 percentage point year-on-year) impacted by stiff competition, and portability in particular. For the year overall, churn stood at 2.5% (+0.2 percentage point             year-on-year).

Traffic continued to reflect lower customer consumption, and declined 4.3% year-on-year (-7.1% in the quarter) mainly impacted by the private consumption performance.

Total ARPU stood at 22.9 euros in 2011, a year-on-year decrease of 10.2% (-11.9% in the quarter), due to the 15.7% drop in voice ARPU (-18.8% in the quarter), as a result of mobile termination rate cuts, lower consumption and pressure on retail prices. On the other hand, we must point to the positive performance by data ARPU, showing a 9.9% increase in 2011 and consolidating in the fourth quarter the trend observed during the previous quarter (+11.0% year-on-year). In 2011, data ARPU accounted for 26% of total ARPU (+5 percentage points year-on-year), fuelled by rapid growth in mobile broadband.

Revenues from non-SMS services continued to drive growth in data business, rising by 24.1%             year-on-year in 2011 (+24.5% in the quarter) and accounting for 75% of data revenues (+8 percentage points year-on-year). Data revenues showed solid year-on-year growth of 10.9% on the year (+9.3% in the quarter).

Revenues totalled 7,747 million euros in 2011, a year-on-year decline of 9.4% (-14.2% in the quarter). Excluding the one-off effects in 2010 already mentioned, the decrease would be 8.8% year-on-year (-13.2% in the quarter):

•

Mobile service revenues totalled 6,548 million euros, a year-on-year drop of 9.9% (-7.4% excluding the impact of MTR and sale of application rights in 2010), mainly affected by lower consumption and prices in a context of virtual stability of customer base. During the fourth quarter revenues fell by 14.1% year-on-year (-11.2% excluding MTRs cuts and the sale of application rights during the fourth quarter of 2010).

•	Customer revenues fell 8.7% year-on-year (-11.9% in the quarter).

•	Interconnection revenues dropped by 17.7% year-on-year during the year (-19.8% in the quarter).

•	Roaming-in revenues fell by 12.1% year-on-year in 2011 (-21.1% in the quarter), impacted by lower traffic.

•	Revenues from handset sales totalled 1,199 million euros in 2011, a year-on-year decrease of 6.3% (-14.5% in the quarter).

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	December	March	June	September	December	% Chg
Final Clients Accesses	44,257.4	44,047.0	43,685.6	43,128.6	43,023.8	(2.8)
Fixed telephony accesses (1)	13,279.7	13,006.2	12,729.0	12,494.7	12,305.4	(7.3)
Naked ADSL	38.1	37.4	37.2	36.3	34.4	(9.6)
Internet and data accesses	5,879.8	5,888.0	5,802.1	5,729.6	5,710.9	(2.9)
Narrowband	136.1	118.4	113.2	103.7	84.4	(38.0)
Broadband (2)	5,722.3	5,749.2	5,669.1	5,607.3	5,608.6	(2.0)
Other (3)	21.4	20.4	19.8	18.5	17.9	(16.6)
Mobile accesses	24,309.6	24,366.4	24,369.9	24,099.9	24,174.3	(0.6)
Prepay	7,919.8	7,823.1	7,708.6	7,440.5	7,359.4	(7.1)
Contract	16,389.7	16,543.3	16,661.3	16,659.4	16,814.9	2.6
Pay TV	788.2	786.4	784.6	804.4	833.2	5.7

Wholesale Accesses	3,333.8	3,536.2	3,686.4	3,854.5	4,031.9	20.9
WLR (4)	294.5	341.7	379.2	415.3	440.6	49.6
Unbundled loops	2,477.1	2,578.9	2,654.2	2,752.2	2,881.1	16.3
Shared ULL	264.0	240.3	223.7	215.0	205.0	(22.3)
Full ULL (5)	2,213.1	2,338.6	2,430.4	2,537.2	2,676.1	20.9
Wholesale ADSL	561.3	614.9	652.3	686.3	709.6	26.4
Other (6)	0.9	0.8	0.7	0.7	0.6	(29.2)

Total Accesses	47,591.2	47,583.2	47,372.0	46,983.1	47,055.7	(1.1)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	January - December			October - December
	2011	2010	% Chg	2011	2010	% Chg
Revenues	17,284	18,711	(7.6)	4,226	4,670	(9.5)
Internal exp. capitalized in fixed assets	295	238	24.1	77	62	24.0
Operating expenses	(12,622)	(10,489)	20.3	(2,575)	(2,910)	(11.5)
Supplies	(3,938)	(4,185)	(5.9)	(1,017)	(1,137)	(10.5)
Personnel expenses	(5,109)	(2,658)	92.2	(628)	(813)	(22.8)
Subcontracts	(3,009)	(3,017)	(0.3)	(791)	(804)	(1.6)
Bad debt provision	(167)	(133)	25.3	(42)	(26)	65.4
Taxes	(399)	(496)	(19.5)	(97)	(131)	(26.0)
Other net operating income (expense)	34	50	(32.4)	(14)	23	(161.6)
Gain (loss) on sale of fixed assets	83	14	n.s.	43	5	n.s.
Impairment of goodwill and other assets	(3)	(4)	(39.8)	(1)	0	c.s.
Operating income before D&A (OIBDA)	5,072	8,520	(40.5)	1,757	1,850	(5.1)
OIBDA margin	29.3%	45.5%	(16.2 p.p. )	41.6%	39.6%	1.9 p.p.
Depreciation and amortization	(2,088)	(2,009)	3.9	(514)	(531)	(3.2)
Operating income (OI)	2,984	6,511	(54.2)	1,243	1,319	(5.8)

Notes:

-	OIBDA and OI before brand fees.

-

Personnel expenses reflect the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591 million euros) and 202 million euros in the fourth quarter of 2010.

-	OIBDA includes the impact of 40 million euros in the OIBDA from the sale of non-strategic assets in the fourth quarter of 2011 (73 million euros in 2011).

-

Figures in million euros. In 2010, Company results in reported terms were affected by the following: booking of the Universal Service (95 in revenues and 31 in OIBDA; 38 in revenues and 13 in OIBDA in the fourth quarter), sale of application rights (101 in revenues and also in OIBDA; 49 in the fourth quarter) and bad debts recovery (20 in OIBDA). In 2011 it was booked 35 in revenues and 13 in OIBDA in the fourth quarter associated to the Universal Service.

-	2011 results include from September (retroactive effect from August 1st) the global consolidation of Acens Technologies.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS

SELECTED REVENUES DATA

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	January - December			October - December
	2011	2010	% Chg	2011	2010	% Chg
Traditional Access (1)	2,170	2,426	(10.6)	558	601	(7.2)
Traditional Voice Services	3,230	3,548	(9.0)	785	848	(7.4)
Traffic (2)	1,765	1,975	(10.6)	423	467	(9.5)
Interconnection (3)	763	808	(5.5)	189	185	1.8
Handsets sales and others (4)	702	766	(8.3)	173	195	(11.4)
Internet Broadband Services	2,778	2,933	(5.3)	686	726	(5.5)
Narrowband	11	17	(35.1)	2	3	(29.8)
Broadband	2,767	2,915	(5.1)	684	723	(5.3)
Retail (5)	2,229	2,480	(10.1)	537	596	(9.9)
Wholesale (6)	537	435	23.5	147	126	16.2
Data Services	1,382	1,358	1.8	341	348	(2.0)
IT Services	597	604	(1.2)	171	187	(8.6)
Subsidiaries and eliminations	475	528	(10.2)	141	149	(5.8)
Revenues	10,631	11,397	(6.7)	2,681	2,859	(6.2)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonuses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Notes:

-

95 million euros are included in traditional acceses in 2010 associated to the recognition of the Universal Service (38 million euros in the fourth quarter) and 35 million euros in the fourth quarter of 2011.

-	IT Services include a positive impact of 51 million euros from the sale of software rights in 2010 (25 million euros in the fourth quarter).

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS

SELECTED REVENUES DATA

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	January - December			October - December
	2011	2010	% Chg	2011	2010	% Chg
Service Revenues	6,548	7,270	(9.9)	1,504	1,751	(14.1)
Customer Revenues	5,686	6,226	(8.7)	1,320	1,499	(11.9)
Interconnection	652	792	(17.7)	146	182	(19.8)
Roaming—In	123	140	(12.1)	21	27	(21.1)
Other	87	113	(22.6)	17	44	(61.7)
Handset revenues	1,199	1,280	(6.3)	331	387	(14.5)
Revenues	7,747	8,550	(9.4)	1,835	2,138	(14.2)

-	Service revenues include a positive impact of 51 million euros from the sale of software rights in 2010 (25 million euros in the fourth quarter) and include Tuenti since August of 2010.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS

SELECTED OPERATING DATA

Unaudited figures

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	Q4	Q1	Q2	Q3	Q4	% Chg
Traffic (Million minutes)	10,412	9,936	10,229	10,068	9,677	(7.1)

ARPU (EUR)	24.5	23.2	23.2	23.4	21.5	(11.9)
Prepay	10.6	9.6	9.5	9.6	8.4	(20.0)
Contract	31.2	29.7	29.6	29.7	27.3	(12.6)

Data ARPU (EUR)	5.7	5.7	5.8	6.2	6.3	11.0
% non-SMS over data revenues	67.8%	72.0%	73.3%	75.4%	77.2%	9.4 p.p.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS

CUMULATIVE SELECTED OPERATING DATA

Unaudited figures

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	% Chg
Traffic (Million minutes)	41,700	9,936	20,165	30,233	39,909	(4.3)
ARPU (EUR)	25.4	23.2	23.2	23.3	22.9	(10.2)
Prepay	11.4	9.6	9.6	9.6	9.3	(18.7)
Contract	32.6	29.7	29.7	29.7	29.1	(10.8)

Data ARPU (EUR)	5.5	5.7	5.8	5.9	6.0	9.9
% non-SMS over data revenues	66.6%	72.0%	72.7%	73.6%	74.6%	7.9 p.p.

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-

Traffic is defined as minutes used by the Company's customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January - December 2011 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe1

Despite a challenging economic backdrop and highly competitive trading conditions across its footprint in 2011, Telefónica Europe posted a solid customer base growth which was underpinned by an increase in mobile contract customers and mobile broadband adoption, key levers to drive value growth.

At the end of December 2011 Telefónica Europe’s total customer base grew 3% year-on-year to 58.1 million. The mobile customer base totalled 48.3 million (+3% year-on-year) driven by strong commercial momentum in the contract segment with 1.8 million net additions in the year (+7% year-on-year), and 559 thousand in the fourth quarter (+5% year-on-year). Contract customers grew 8% year-on year, to account for 51% of the total mobile base at the end of the year, 2 percentage points higher year-on-year.

The mobile broadband customer base increased by 31% year-on-year to 14.8 million in December 2011, to represent 31% of the total mobile base (+6 percentage points year-on-year).

Telefónica Europe’s wireline retail broadband accesses grew by 107 thousand lines in the year (+2% year-on-year) to stand at 4.1 million at the end of 2011.

Revenues declined 1.3% year-on-year to reach 15,524 million euros in 2011 (-1.6% in organic terms). Excluding the impact from mobile termination rate cuts, revenues grew 1.7% year-on-year in organic terms despite economic headwinds. The successful mobile data strategy based on tiered data pricing tariffs and increasing smartphone penetration were the main drivers of top line growth. As a result, in 2011 non-SMS data revenues posted an organic growth of 33.5% year-on-year, to represent 43% of total data revenues. Total mobile data revenue grew 10.9% year-on-year in organic terms in 2011, to account for 42% of mobile service revenues (+6 percentage points above 2010).

Operating expenses decreased 3.4% in 2011 to reach 11,503 million euros (-1.1% in organic terms). In 2010, expenses were impacted by non-recurrent restructuring expenses mainly related to personnel reorganization accrued in the second half (202 million euros in the third quarter; 118 million euros in the fourth quarter). By component:

•

Supplies decreased 0.4% year-on-year to 6,873 million euros in 2011. On an organic basis, these expenses decreased 0.7% year-on-year mainly driven by lower interconnection costs in the year, offsetting the increased volume of smartphone sales.

•

Personnel expenses decreased 17.7% to 1,391 million euros, impacted by the personnel restructuring expenses accrued in the second half of 2010. In organic terms, personnel expenses declined 3.2% year-on-year, positively affected by the benefits of the above-mentioned restructuring plans.

•	Subcontract expenses reached 3,067 million euros in 2011, a decrease of 1.3% year-on-year (+0.3% in organic terms).

OIBDA totalled 4,233 million euros in 2011, a growth of 3.8% year-on-year (-2.5% year-on-year in organic terms). This evolution reflects top line pressures (including regulatory price cuts) and higher customer investment costs due to the increased commercial activity in the second half of the year, particularly with the launch of new high-end smartphones in the fourth quarter.

Reported OIBDA margin stood at 27.3% in 2011, broadly flat in organic terms (+1.3 percentage points year-on-year reported).

[1]

Organic growth: assumes constant exchange rates (average of January-December 2010) and includes HanseNet consolidation in 2010. OIBDA also excludes the capital gain from the sale of Manx Telecom (€61 m in Q2 10), non-recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year of 2010 (202 recorded in the third quarter and 118 in the fourth quarter) and CapEx excludes acquisition of spectrum in Germany in May 2010 (€1,379 m). Manx T. financial results and accesses are excluded from the calculation.

NOTE:
2010	figures are reported including TNA and TIWS accordingly.

January - December 2011 Results - TELEFÓNICA

CapEx stood at 1,705 million euros in 2011, down 45.9% year-on-year, which was affected by spectrum acquisition in Germany in 2010. In organic terms, CapEx declined 3.8% in 2011, with the Company continuing to drive benefits from its network sharing agreements and focused investment on new mobile infrastructures to address data growth.

Operating cash flow was 2,528 million euros in 2011 (-1.5% year-on-year in organic terms).

TELEFÓNICA UK (Year-on-year changes in local currency)

In 2011, the UK market remained intensely competitive amidst a challenging economy. Against this backdrop, and after an initial focus on value over volume during the first half, the Company decided to focus on regaining commercial momentum, leveraging the new smartphone tariff structure launched in August and a proactive retention management in the contract segment.

The Company reinforced its commitment to provide O2 customers with the best service experience, including innovations around new digital services, customer care and smartphone devices’ distribution. This strategy supports Telefónica UK’s customer oriented focus and helped to retain its position as the operator with the lowest number of customer complaints in the market2.

Contract mobile net additions in the fourth quarter were the highest in the year reaching 175 thousand (+93% quarter-on-quarter), maintaining momentum on the back of the continued popularity of the new smartphone tariffs and the launching of new high-end devices from October. The focus taken by the Company on retaining its high-value customer base as they came out of contract also increased smartphone upgrades in the quarter (+35% year-on-year vs. -17% in the previous nine-month period). This led to an increased commercial spend but Telefonica UK benefits from maintaining these valuable customers on long term contracts.

As a result, the mobile contract base increased 4% year-on-year to account for 49% of the total mobile customer base (+2.1 p.p. year-on-year), which stood at 22.2 million at year end (broadly flat year-on-year).

The continued strong demand for smartphones resulted in an increase in smartphone penetration to 38% at the end of 2011 compared to 29% in 2010 and 36% at the end of the third quarter. Over 95% of handset sales during the fourth quarter in the consumer contract segment were smartphones.

The Tesco Mobile joint venture (not included in the Company’s total customer base) continued to show strong momentum, adding 153 thousand customers in the fourth quarter to reach 2.9 million customers by year end (+15% year-on-year).

In 2011 churn increased 0.4 percentage points year-on-year to 3.1% (3.4% in the quarter; +0.5 percentage points year-on-year), with broadly stable contract churn in 2011 year-on-year and in the fourth quarter (1.2%) amidst strong competition.

The total access base stood at 23.0 million at the end of 2011, unchanged from 2010, which reflects a flat performance in mobile, as well as positive fixed telephony growth which compensated a marginal year-on-year decline in retail broadband fixed internet accesses.

In 2011, mobile voice traffic decreased 10% year-on-year (-16% in the fourth quarter), mainly driven by a lower prepay customer base and usage optimization.

Total ARPU declined 6.6% year-on-year in 2011 (-9.5% in the fourth quarter). Excluding the impact of regulation, total ARPU in the year would have declined 3.5% (-5.6% in the fourth quarter).

Voice ARPU declined 14.6% year-on-year in 2011 (-17.7% in the fourth quarter). Excluding the impact from mobile termination rate cuts, voice ARPU dropped 9.2% year-on-year in 2011, which reflects continued out of bundle usage optimization and tariff price reductions amid adverse conditions.

Data ARPU growth was steady at 5.1% year-on-year in 2011 (+2.2% in the fourth quarter). It should be highlighted that over 80% of the consumer contract customers with a data tariff are already on a tiered plan, and over 80% of new customers choose one of the top two tier data bundles during the quarter.

As a result, 2011 revenues totalled 6,926 million euros, down 2.7% year-on-year (-6.8% in the fourth quarter). Excluding the impact from mobile termination rate cuts, revenues would have increased 0.3% year-on-year in 2011 (-3.3% in the quarter).

[2]	Study relative to the third quarter of 2011 (Ofcom, Dec-2011).

January - December 2011 Results - TELEFÓNICA

Mobile service revenues reached 6,198 million euros in 2011, which was a decline of 3.7%        year-on-year (-8.7% in the fourth quarter). Excluding the impact from regulation, mobile service revenues declined 0.4% year-on-year in 2011, mainly as a result the already mentioned ARPU performance. The slower rate of growth of customer base also impacted performance in the quarter (-4.8% year-on-year, excluding regulation).

Non-SMS data revenues continued to contribute heavily to data growth, increasing 33.1%        year-on-year in 2011 mainly due to increased smartphone penetration and continued adoption of tiered data packages. Growth in the fourth quarter was 30.1% year-on-year, affected by tariff price reductions.

Total data revenue grew 7.9% year-on-year in 2011 (+3.1% in the fourth quarter) to account for 45% of mobile service revenues (+4.8 percentage points year-on-year).

OIBDA amounted to 1,836 million euros in 2011 (-2.3% year-on-year in organic terms). In reported terms it grew 1.5% year-on-year, as 2010 figures recorded non-recurrent restructuring expenses of 72 million euros. OIBDA margin in 2011 stood at 26.5%, flattish over the previous year in organic terms amidst lower commercial activity in the first half.

The fourth quarter saw an OIBDA decline of 9.0% (-21.1% year-on-year in organic terms) primarily due to higher commercial costs and also impacted by revenue performance. As such, quarterly OIBDA margin reached 24.2%.

CapEx in 2011 increased 3.3% year-on-year to 732 million euros. Efficiencies in network rollout continued to be delivered through the refarming of 900 MHz spectrum in urban areas and the progress of the network share agreement with Vodafone.

As a result, operating cash flow stood at 1,104 million euros in 2011 (+0.3% year-on-year;        -5.7% in organic terms).

TELEFÓNICA GERMANY

In 2011, Telefónica Germany delivered a successful year and further strengthened its position in the German market on the back of its strong trading momentum around the “O2 Blue” tariff refresh, the “My Handy” proposition, continued activity from partners and sustained improvements on mobile data monetization.

The Company has started in 2012 making significant progress, with new tiered smartphone tariff structure enhancing customer value with integrated voice, data and SMS, launched in January 2012. At the same time, the Company has signed a long-term network cooperation agreement with Deutsche Telekom to deploy a new transport network for 3G and LTE ensuring the networks’ capability to capture future expansion in the mobile data market, operating in a flexible and cost-efficient way.

At the end 2011, Telefónica Germany’s total access base grew 6% year-on-year to reach 24.5 million.

The total mobile customer base increased 8% year-on-year to 18.4 million, primarily driven by the 12% increase in the contract segment, which accounted for 50% of the total mobile base at the end of 2011 (+1.8 percentage points year-on-year). Contract net additions continued to be solid with 271 thousand in the fourth quarter, the highest quarterly gain in 2011, and 982 thousand in the full year. This was mainly driven by sustained traction with the “O2 Blue” tariffs within the consumer segment and also the strong performance of the business segment and partner distribution channels. Total net additions in 2011 amounted to 1.3 million (235 thousand in the fourth quarter). The prepay segment registered 349 thousand net additions in 2011.

Smartphone demand continued to be strong and led to an increase in mobile broadband penetration of 6 percentage points year-on-year, reaching 26% at the end of 2011. The Company’s share of smartphone shipments over total, with 90% in the quarter, was the highest of the market.

Contract churn showed an improvement of 0.1 percentage points        year-on-year to reach 1.7% in 2011 (1.8% in the fourth quarter). Total churn stood at 2.2% in 2011 (+0.1 percentage points year-on-year), and 2.5% in the fourth quarter (+0.1 percentage points year-on-year), primarily because of the prepay segment.

Mobile voice traffic posted a strong growth of 10% year-on-year in 2011 (+7% in the fourth quarter), driven by the solid customer base growth and increased overall usage.

January - December 2011 Results - TELEFÓNICA

Total ARPU3 continued easing its rate of year-on-year decline to 5.2% in the fourth quarter (-7.8% in 2011), after the steep cut in mobile termination rates from December 2010. Excluding regulatory impacts, total ARPU would have declined 1.6% in the year (-0.6% in the quarter), mainly driven by the prepay segment.

Voice ARPU performance was mainly affected by regulation and declined 18.5% year-on-year in 2011 (-15.0% in the fourth quarter). However, this was partially compensated by continued strong data ARPU (+13.2% year-on-year in 2011; +12.1% in the quarter) as a result of increased mobile broadband penetration and the uptake of tiered data tariffs.

Retail broadband fixed internet accesses stood at 2.6 million at the end of December 2011, growing 2% year-on-year. Fixed wholesale business accesses totalled 1.0 million, a 7% year-on-year decline due to the disconnection of 78 thousand inactive lines in December.

Revenue showed solid growth in 2011 to reach 5,035 million euros, a 4.3% year-on-year increase (+1.6% on an organic basis; +1.2% in the fourth quarter). Excluding mobile termination rate cuts, year-on-year organic growth would have been 5.5% (+4.0% in the fourth quarter).

Mobile service revenues recorded a very positive performance in the fourth quarter (+2.2%        year-on-year) to reach 2,946 million euros in 2011 (+0.5% year-on-year). Excluding the impact from mobile termination rate cuts, mobile service revenues grew strongly at 7.1% in both 2011 and in the fourth quarter, the latter impacted by very strong performance in the prior year.

The robust growth of non-SMS data revenues (+48.9% year-on-year in 2011; +46.6% in the quarter) was central to mobile revenue performance. Mobile data revenue grew 23.5% year-on-year in 2011 (+20.4% in the fourth quarter) to represent 41% of mobile service revenues, 8 percentage points more than in 2010.

This performance in mobile service revenues, as well as continued growth in handset sales through the “My Handy” model, led to a total mobile revenue increase of 5.7% year-on-year in 2011, and 4.9% in the fourth quarter (+11.4% and +9.0%, excluding the impact from regulation, respectively), to reach 3,606 million euros in 2011.

OIBDA totalled 1,219 million euros in 2011, showing a solid year-on-year organic increase of 4.9% (+12.0% year-on-year in the quarter). OIBDA margin for 2011 stood at 24.2% (+0.8 percentage points above 2010 in organic terms) and reached 26.1% in the fourth quarter (+2.5 percentage points year-on-year in organic terms), with the benefits of the finalised business restructuring programme and increased scale and further efficiencies offsetting increased commercial spend.

CapEx in 2011 declined 18.8% year-on-year on an organic basis to reach 558 million euros, with LTE network deployment continuing in line with plan. An increase in CapEx due to start of LTE “White Spot” rollout was overcompensated by reduced 2G and fixed investments following the completed access network rollout in 2010. Operating cash flow reached 662 million euros in 2011, a strong 39.2% year-on-year increase in organic terms.

TELEFÓNICA CZECH REPUBLIC (Year-on-year changes in constant currency)

Telefónica Czech Republic showed improving financial trends during 2011, with solid commercial momentum amid intense competition. Additionally, the Company maintained best in class OIBDA margin in CEE region, on the back of operating expenses efficiencies and improving performance in Slovakia.

The total number of accesses for Telefónica Czech Republic, including Slovakia, increased 5% year-on-year to 8.9 million at the end of 2011.

The mobile customer base in the Czech Republic totalled 4.9 million at the end of December (+2% year-on-year), driven by the growth in the contract segment (+6% year-on-year). The prepay segment improved its declining trend (-4% in 2011 vs. -7% in the nine months to September 2011) and posted the best net additions since the fourth quarter of 2009, thanks in part to the successful Christmas campaign. Net additions in the year rose sharply to 103 thousand (-106 thousand in 2010), posting the strongest performance in the fourth quarter of 2011 driven by the continued momentum in the contract segment (54 thousand in the fourth quarter, 186 thousand net additions in 2011). Mobile broadband adoption continued, with penetration increasing by 4 percentage points year-on-year to reach 16% at the end of 2011.

[3]

Revenues from the “My Handy” model are not being reported under mobile service revenues and are instead reported in hardware revenue, thus increased smartphone device sales is not being reflected in ARPU.

January - December 2011 Results - TELEFÓNICA

Fixed telephony accesses declined 5% year-on-year to 1.6 million at the end of 2011, with fixed telephony losses of 20 thousand in the fourth quarter. Retail broadband internet accesses added 87 thousand customers in the year (13 thousand in the fourth quarter), to reach 0.8 million at the end of 2011 (+11% year-on-year). The migration of existing customers with above average ARPU to VDSL in the year helped to manage ARPU and improved churn. Pay TV customers reached 136 thousand at the end of 2011.

Telefónica Slovakia continued to gain market share and reached 1.2 million customers at the end of 2011 (+32% year-on-year), with 284 thousand net additions in the year (85 thousand in the fourth quarter). This was mainly driven by growth in the contract segment (+49% year-on-year) by adding 164 thousand customers in 2011 (+53 thousand in the fourth quarter), so that it represented 43% of total base at the end of the year (+5 percentage points year-on-year).

Mobile churn in the Czech business continued to improve to 1.9% in 2011, with contract churn at 1.1% (-0.5 percentage points year-on-year for both).

Mobile voice traffic grew 1.9% year-on-year in 2011, with a better performance in the fourth quarter (+3.5% year-on-year).

ARPU declined 9.6% year-on-year in 2011 (-10.1% in the fourth quarter), which was impacted by mobile termination rate cuts. Excluding this impact, ARPU would have declined 5.7% year-on-year in 2011 as a result of the intense competitive environment.

Revenues for the Czech Republic and Slovakia totalled 2,130 million euros in 2011 (-5.5%        year-on-year) showing an improving trend in the second half of the year (-6.4% up to June). In Slovakia revenues reflected the continued base expansion and grew 40.9% year-on-year in 2011.

Fixed revenues in 2011 totalled 913 million euros (-6.9% year-on-year; -4.4% in the fourth quarter), with the better performance in the fourth quarter driven by a sound performance of ICT revenues, an improving trend in fixed voice and growth in DSL.

In the Czech Republic mobile service revenues totalled 995 million euros in 2011 (-10.2% year-on-year) posting an improved performance towards the end of the year (-9.3% year-on-year in the fourth quarter). This was due to the stabilization in residential spend, while revenues continued to be impacted by ongoing competitive pressures in the SME and Corporate segments, together with the mobile termination rate cuts from the third quarter. Mobile service revenue excluding regulatory cuts showed a slower rate of decline in the fourth quarter (-5.4%; -6.4% year-on-year in 2011).

Operating expenses decreased 4.3% year-on-year in 2011 despite higher commercial activities driven by the positive impact coming from restructuring programs (-9.0% year-on-year reduction in personnel expenses in 2011), while supplies also decreased (-6.1% year-on-year) primarily due to lower interconnection costs.

OIBDA for 2011 stood at 931 million euros, with efficiency measures, sale of non-core fixed assets (14 million euros) and better profitability in Slovakia leading to a better trend than revenues (-4.9% year-on-year). As a result of continued cost control, OIBDA margin improved 1.2 percentage points year-on-year in the fourth quarter to 45.6%, and by 0.3 percentage points year-on-year in 2011 to 43.7%.

CapEx totalled 229 million euros in 2011, which was broadly stable year-on-year (+0.5%) as the Company continued to direct investments into the capacity expansion and quality improvement of 3G network and quality enhancement of fixed broadband network (VDSL). Operating cash flow reached 702 million euros in 2011 (-6.3% year-on-year)        .

TELEFÓNICA IRELAND

In 2011, the results of Telefónica Ireland were impacted by adverse trading conditions.

Telefónica Ireland’s mobile customer base stood at 1.6 million customers at the end of 2011        (-4% year-on-year), impacted by the lower prepay base (-10% year-on-year). The contract base grew 3% after adding 23 thousand customers in 2011 (6 thousand in the fourth quarter), to represent 46% of the customer base at the end of the year (+3 percentage points year-on-year).

Churn increased to 2.6% in 2011 and to 2.9% for the fourth quarter (+0.3 percentage points         year-on-year in both the fourth quarter and in the year).

January - December 2011 Results - TELEFÓNICA

Mobile voice traffic fell 7.1% year-on-year (-13.5% in the fourth quarter), driven by the decline in the prepay base and as consumers continued to optimize their usage.

Total ARPU was impacted by the trading conditions and declined 10.7% year-on-year in 2011 (-14.4% in the fourth quarter). Excluding mobile termination rate cuts, ARPU would have declined 3.3% in the year (-6.2% year-on-year in the fourth quarter).

Data ARPU continued to grow (+8.9% year-on-year in 2011; +3.8% in the fourth quarter), mainly due to the sustained growth of mobile broadband penetration to reach 39% and the adoption of tiered data tariffs.

In 2011, revenues totalled 723 million euros, a year-on-year decline of 14.7% (-16.7% in the fourth quarter). Mobile service revenues declined 13.1% year-on-year to 677 million euros (-18.0% in the quarter). Excluding mobile termination rate cuts, mobile service revenues would have declined 6.0% in 2011 (-10.3% in the fourth quarter).

Data revenues grew 6.0% year-on-year in 2011, driven by the healthy performance of non-SMS data revenues (+16.3% year-on-year in 2011; +13.7% in the fourth quarter), to account for 42% of data revenues (+4 percentage points year-on-year).

OIBDA stood at 206 million euros for 2011 (-25.0% year-on-year), reflecting the decline in mobile service revenues and higher commercial costs as a result of the increasing demand for smartphones, including high-end devices in the fourth quarter. This resulted in an OIBDA margin of 28.5% in 2011 (-3.9 percentage points year-on-year) and of 24.8% in the fourth quarter.

In 2011, CapEx stood at 61 million euros (+1.4% year-on-year), with operating cash flow totaling 145 million euros (-32.5% year-on-year).

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	December	March	June	September	December	% Chg
Final Clients Accesses	55,050.6	55,603.6	56,025.5	56,575.0	56,885.9	3.3
Fixed telephony accesses (1)	3,672.4	3,744.0	3,791.5	3,826.3	3,853.1	4.9
Internet and data accesses	4,496.4	4,553.5	4,594.1	4,555.8	4,537.4	0.9
Narrowband	503.2	480.3	464.4	451.0	435.4	(13.5)
Broadband	3,964.9	4,045.1	4,101.4	4,075.5	4,071.8	2.7
Other (2)	28.3	28.1	28.3	29.3	30.3	6.9
Mobile accesses	46,675.5	47,098.1	47,430.6	47,979.6	48,276.4	3.4
Prepay	23,994.9	23,972.0	23,934.6	24,062.4	23,800.3	(0.8)
Contract	22,680.6	23,126.1	23,496.0	23,917.2	24,476.1	7.9
Pay TV	206.4	208.0	209.3	213.4	219.0	6.1

Wholesale Accesses (3)	1,247.7	1,265.6	1,253.3	1,271.7	1,213.2	(2.8)

Total Accesses	56,298.3	56,869.2	57,278.8	57,846.7	58,099.1	3.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	Includes unbundled lines by T. Germany and T. UK. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	January - December			October - December
	2011	2010	% Chg	2011	2010	% Chg

Revenues	15,524	15,724	(1.3)	3,995	4,153	(3.8)
Internal exp. capitalized in fixed assets	179	198	(9.8)	47	62	(23.5)
Operating expenses	(11,503)	(11,912)	(3.4)	(2,992)	(3,120)	(4.1)
Supplies	(6,873)	(6,900)	(0.4)	(1,852)	(1,872)	(1.1)
Personnel expenses	(1,391)	(1,691)	(17.7)	(332)	(368)	(9.8)
Subcontracts	(3,067)	(3,106)	(1.3)	(764)	(820)	(6.8)
Bad debt provision	(140)	(178)	(20.9)	(34)	(49)	(30.1)
Taxes	(32)	(37)	(12.5)	(9)	(10)	(6.8)
Other net operating income (expense)	17	5	n.m.	13	(1)	c.s.
Gain (loss) on sale of fixed assets	18	66	(73.3)	5	4	30.8
Impairment of goodwill and other assets	(1)	(1)	18.6	(1)	(0)	n.m.
Operating income before D&A (OIBDA)	4,233	4,080	3.8	1,067	1,097	(2.7)
OIBDA Margin	27.3%	25.9%	1.3 p.p.	26.7%	26.4%	0.3 p.p.
Depreciation and amortization	(3,117)	(3,201)	(2.6)	(818)	(843)	(3.0)
Operating income (OI)	1,116	879	27.0	249	254	(2.0)

Notes:

-	OIBDA and OI before management and brand fees.

-

HanseNet and Jajah have been included in T. Europe's consolidation perimeter since mid February 2010 and since January 2010 respectively, and Manx Telecom has been excluded from the consolidation perimeter since July, 2010.

-

Figures in million euros. In 2010, OIBDA includes a capital gain of 61 from the sale of Manx Telecom in the second quarter and is affected by non-recurrent restructuring expenses mainly related to personnel reorganization in the second half of the year (202 recorded in the third quarter and 118 in the fourth quarter).

-

Due to the entry of Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously within T. Latinoamérica) the results of Telefónica Europe have been restated for the fiscal year 2010.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	December	March	June	September	December	% Chg

TELEFÓNICA UK
Final Clients Accesses	22,969.8	23,071.7	22,931.3	23,021.2	23,003.9	0.1
Fixed telephony accesses (1)	86.7	116.1	135.9	182.3	216.1	149.1
Internet and data accesses	671.6	669.2	652.9	625.3	620.3	(7.6)
Broadband	671.6	669.2	652.9	625.3	620.3	(7.6)
Mobile accesses	22,211.5	22,286.4	22,142.6	22,213.6	22,167.5	(0.2)
Prepay	11,712.3	11,636.5	11,468.0	11,448.2	11,227.3	(4.1)
Contract	10,499.2	10,649.9	10,674.6	10,765.4	10,940.3	4.2
Wholesale Accesses (2)	—	—	—	22.6	26.7	n.a.
Total Accesses	22,969.8	23,071.7	22,931.3	23,043.8	23,030.7	0.3

TELEFÓNICA GERMANY
Final Clients Accesses	21,957.5	22,383.2	22,849.5	23,219.7	23,440.9	6.8
Fixed telephony accesses (1)	1,916.4	1,988.6	2,044.8	2,042.1	2,055.1	7.2
Internet and data accesses	2,914.7	2,958.5	2,977.2	2,949.2	2,922.3	0.3
Narrowband	385.7	367.7	356.8	346.7	334.6	(13.2)
Broadband	2,529.1	2,590.8	2,620.4	2,602.5	2,587.7	2.3
Mobile accesses	17,049.2	17,357.2	17,748.0	18,145.6	18,380.1	7.8
Prepay	8,795.2	8,896.8	9,035.1	9,180.7	9,144.5	4.0
Contract	8,254.0	8,460.4	8,712.8	8,964.9	9,235.7	11.9
Pay TV	77.2	79.0	79.5	82.8	83.3	8.0
Wholesale Accesses (3)	1,116.5	1,127.6	1,118.2	1,112.3	1,042.4	(6.6)
Total Accesses	23,074.0	23,510.8	23,967.7	24,332.0	24,483.2	6.1

TELEFÓNICA IRELAND
Internet and data accesses	11.2	15.2	18.5	21.3	24.2	115.7
Narrowband	11.2	15.2	18.5	21.3	24.2	115.7
Mobile accesses	1,695.8	1,680.3	1,668.8	1,659.1	1,622.9	(4.3)
Prepay	966.5	944.2	927.1	912.5	870.1	(10.0)
Contract	729.4	736.0	741.7	746.6	752.9	3.2
Total Accesses	1,707.1	1,695.4	1,687.2	1,680.4	1,647.2	(3.5)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,535.8	7,505.6	7,554.7	7,574.7	7,629.8	1.2
Fixed telephony accesses (1)	1,669.2	1,639.3	1,610.8	1,601.9	1,581.9	(5.2)
Naked ADSL	163.7	186.7	198.2	222.1	237.4	45.0
VoIP	38.6	41.1	47.1	50.1	52.1	35.0
Internet and data accesses	898.8	910.7	945.6	960.0	970.6	8.0
Narrowband	117.5	112.6	107.6	104.3	100.7	(14.3)
Broadband	753.0	769.9	809.6	826.4	839.6	11.5
Other (4)	28.3	28.1	28.3	29.3	30.3	6.9
Mobile accesses	4,838.6	4,826.6	4,868.6	4,882.2	4,941.7	2.1
Prepay	1,975.0	1,927.1	1,912.3	1,886.9	1,892.4	(4.2)
Contract	2,863.6	2,899.5	2,956.4	2,995.4	3,049.3	6.5
Pay TV	129.2	129.0	129.8	130.6	135.6	5.0
Wholesale Accesses	131.2	138.0	135.1	136.8	144.1	9.8
Total Accesses	7,667.0	7,643.6	7,689.9	7,711.5	7,773.9	1.4

TELEFÓNICA SLOVAKIA
Mobile accesses	880.4	947.7	1,002.6	1,079.0	1,164.1	32.2
Prepay	545.9	567.4	592.1	634.1	666.1	22.0
Contract	334.5	380.3	410.5	444.9	498.0	48.9
Total Accesses	880.4	947.7	1,002.6	1,079.0	1,164.1	32.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes Unbundled Lines by T. UK.

(3)	Includes Unbundled Lines by T. Germany. 78 thousand inactive accesses were disconnected in the fourth quarter of 2011.
(4)	Retail circuits other than broadband.

-

Accesses in UK and Ireland show a more detailed split than in previous quarters: Telefónica UK details fixed telephony and wholesale acccesses and Telefonica Ireland, Internet and data accesses, which all were previously recorded within T.Europe. Total T.Europe acceses in 2010 are not affected.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
TELEFÓNICA UK
Traffic (Million minutes)	15,076	13,500	13,139	12,920	12,690	(15.8)
ARPU (EUR)	25.2	24.2	22.6	23.1	22.9	(9.5)
Prepay	12.0	10.8	10.1	10.1	10.1	(15.8)
Contract	40.0	39.0	36.1	37.0	36.2	(9.7)
Data ARPU (EUR)	10.4	10.5	10.3	10.6	10.7	2.2
% non-SMS over data revenues	33.5%	37.6%	40.2%	41.7%	42.3%	8.8 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,729	6,859	7,018	6,907	7,208	7.1
ARPU (EUR)	14.5	13.1	13.6	14.0	13.8	(5.2)
Prepay	6.6	5.4	5.7	5.8	5.8	(12.0)
Contract	23.0	21.3	21.8	22.5	21.8	(5.3)
Data ARPU (EUR)	5.2	5.2	5.6	5.8	5.9	12.1
% non-SMS over data revenues	43.6%	47.5%	50.2%	51.6%	52.0%	8.4 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,213	1,117	1,140	1,088	1,048	(13.5)
ARPU (EUR)	36.6	34.4	34.0	32.5	31.3	(14.4)
Prepay	24.3	20.1	22.4	21.6	21.1	(13.3)
Contract	53.1	53.0	48.5	45.9	43.4	(18.2)
Data ARPU (EUR)	12.5	14.3	13.0	13.0	13.0	3.8
% non-SMS over data revenues	37.7%	37.4%	43.0%	44.7%	42.9%	5.2 p.p.

TELEFÓNICA CZECH REPUBLIC (1)
Traffic (Million minutes)	2,233	2,159	2,274	2,213	2,310	3.5
ARPU (EUR)	18.8	17.4	17.6	17.4	16.5	(10.1)
Prepay	8.6	7.5	7.8	7.7	7.3	(13.0)
Contract	26.0	24.2	24.1	23.6	22.3	(12.4)
Data ARPU (EUR)	5.0	4.7	4.7	4.9	4.7	(3.3)
% non-SMS over data revenues	44.8%	45.5%	44.7%	45.3%	45.5%	0.7 p.p.

(1)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

-	ARPU calculated as monthly quarterly average.

-

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011
	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	% Chg Local Cur

TELEFÓNICA UK
Traffic (Million minutes)	58,143	13,500	26,639	39,560	52,250	(10.1)
ARPU (EUR)	25.1	24.2	23.4	23.3	23.2	(6.6)
Prepay	11.8	10.8	10.5	10.3	10.3	(11.4)
Contract	40.6	39.0	37.5	37.4	37.1	(7.6)
Data ARPU (EUR)	10.1	10.5	10.4	10.5	10.5	5.1
% non-SMS over data revenues	32.8%	37.6%	38.9%	39.8%	40.5%	7.7 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	25,543	6,859	13,877	20,785	27,993	9.6
ARPU (EUR)	14.8	13.1	13.4	13.6	13.6	(7.8)
Prepay	6.1	5.4	5.6	5.7	5.7	(7.0)
Contract	23.8	21.3	21.5	21.9	21.9	(8.4)
Data ARPU (EUR)	5.0	5.2	5.4	5.5	5.6	13.2
% non-SMS over data revenues	41.9%	47.5%	48.9%	49.8%	50.4%	8.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	4,732	1,117	2,257	3,345	4,394	(7.1)
ARPU (EUR)	37.0	34.4	34.2	33.6	33.1	(10.7)
Prepay	24.3	20.1	21.3	21.4	21.3	(12.4)
Contract	54.7	53.0	50.8	49.1	47.7	(12.9)
Data ARPU (EUR)	12.3	14.3	13.7	13.5	13.4	8.9
% non-SMS over data revenues	38.2%	37.4%	40.1%	41.6%	41.9%	3.7 p.p.

TELEFÓNICA CZECH REPUBLIC (1)
Traffic (Million minutes)	8,790	2,159	4,433	6,645	8,956	1.9
ARPU (EUR)	18.5	17.4	17.5	17.5	17.2	(9.6)
Prepay	8.1	7.5	7.6	7.7	7.6	(9.5)
Contract	26.1	24.2	24.1	23.9	23.5	(12.5)
Data ARPU (EUR)	4.8	4.7	4.7	4.8	4.8	(2.4)
% non-SMS over data revenues	44.7%	45.5%	45.1%	45.2%	45.3%	0.6 p.p.

(1)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January - December 2011 Results - TELEFÓNICA

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	Septem	Septem	Septem	Septem	Septem	Septem	Septem	Septem
	January - December				October - December
	2011	2010	% Chg	% Chg Local Cur	2011	2010	% Chg	% Chg Local Cur
TELEFÓNICA UK
Revenues	6,926	7,201	(3.8)	(2.7)	1,762	1,884	(6.5)	(6.8)
Mobile service revenues	6,198	6,513	(4.8)	(3.7)	1,527	1,667	(8.4)	(8.7)
OIBDA (1)	1,836	1,830	0.3	1.5	426	466	(8.6)	(9.0)
OIBDA margin	26.5%	25.4%	1.1 p.p.		24.2%	24.7%	(0.5 p.p.)
CapEx	732	717	2.1	3.3	225	211	7.0	7.0
OpCF (OIBDA-CapEx)	1,104	1,113	(0.8)	0.3	201	255	(21.4)	(22.2)

TELEFÓNICA GERMANY
Revenues	5,035	4,826	4.3	4.3	1,330	1,314	1.2	1.2
Mobile service revenues	2,946	2,932	0.5	0.5	765	749	2.2	2.2
OIBDA (2)	1,219	944	29.1	29.1	347	310	12.0	12.0
OIBDA margin	24.2%	19.6%	4.7 p.p.		26.1%	23.6%	2.5 p.p.
CapEx (3)	558	2,057	(72.9)	(72.9)	185	223	(17.1)	(17.1)
OpCF (OIBDA-CapEx)	662	(1,113)	c.s.	c.s.	162	87	86.9	86.9

TELEFÓNICA IRELAND
Revenues	723	848	(14.7)	(14.7)	173	207	(16.7)	(16.7)
Mobile service revenues	677	779	(13.1)	(13.1)	157	191	(18.0)	(18.0)
OIBDA	206	275	(25.0)	(25.0)	43	74	(41.8)	(41.8)
OIBDA margin	28.5%	32.4%	(3.9 p.p. )		24.8%	35.6%	(10.7 p.p. )
CapEx	61	60	1.4	1.4	18	19	(3.0)	(3.0)
OpCF (OIBDA-CapEx)	145	214	(32.5)	(32.5)	25	55	(55.1)	(55.1)

TELEFÓNICA CZECH REPUBLIC (4)
Revenues	2,130	2,197	(3.0)	n.c.	530	563	(5.8)	n.c.
Mobile service revenues	995	1,078	(7.6)	n.c.	239	270	(11.3)	n.c.
OIBDA	931	953	(2.3)	n.c.	242	250	(3.2)	n.c.
OIBDA margin	43.7%	43.4%	0.3 p.p.		45.6%	44.3%	1.2 p.p.
CapEx	229	224	2.1	n.c.	77	78	(0.5)	n.c.
OpCF (OIBDA-CapEx)	702	729	(3.7)	n.c.	165	172	(4.4)	n.c.

Notes:

-	OIBDA before management and brand fee.

-	HanseNet has been included in T. Germany's consolidation perimeter since mid February 2010.

(1)	OIBDA is affected by 72 million euros of restructuring costs in the fourth quarter of 2010.

(2)	OIBDA is affected by 202 million euros of restructuring costs in the third quarter of 2010.

(3)	CapEx includes 1,379 million euros from the acquisition of spectrum in the second quarter of 2010.

(4)	Includes Slovakia, except for mobile service revenues.

January - December 2011 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Other Companies

Atento1

Atento’s revenues totalled 1,802 million euros in 2011, up 8.4% year-on-year (+9.4% in organic terms). In the fourth quarter of 2011, revenue growth stood at 1.1% year-on-year, impacted by lower activity in Brazil.

Multi-sector customer revenues (outside Telefónica) maintained their 50% contribution to Atento’s revenues, the same level as in 2010, and increased by 8.8% year-on-year in 2011.

By region, Brazil accounted for 54% of revenues, in line with previous year, the Americas for 31% (30% in 2010), and EMEAA for 16%, maintaining its contribution.

Revenues from offshored business, which accounted for 6% of Atento’s revenues (7% in 2010), declined by 1.3% year-on-year.

Operating income (OI) amounted to 101 million euros in 2011 (-30.2% year-on-year in reported terms; -28.6% in organic terms). In the fourth quarter, operating income declined 80.6%         year-on-year, as a result of lower revenue growth and, most significantly, the booking of 23 million euros of non-recurrent costs associated with workforce restructuring and depreciation of intangible assets.

Operating margin (OI) was 5.6% in 2011 (8.7% in 2010) and is impacted by the abovementioned factors.

CapEx in 2011 reached 122 million euros (+38.5% year-on-year; +39.4% in organic terms).

At the end of 2011, Atento had 156,734 employees (+3.2% year-on-year).

[1]	Organic growth assumes 2010 average exchange rates for the period and excludes hyperinflationary adjustments in both years.

NOTE:

The Americas includes Mexico, Argentina, Peru, Venezuela, Colombia, Chile, Central America, Puerto Rico, and the US. EMEAA includes Spain, Czech Republic and Morocco. Given its high business volume, Brazil is considered a región.

January - December 2011 Results - TELEFÓNICA

ATENTO

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
	January - December				October - December
	2011	2010	% Chg		2011	2010	% Chg

Revenues	1,802	1,663	8.4		459	454	1.1
Operating expenses	(1,633)	(1,475)	10.7		(425)	(392)	8.6
Supplies	(98)	(97)	0.8		(29)	(30)	(3.2)
Personnel expenses	(1,277)	(1,151)	11.0		(332)	(303)	9.6
Subcontracts	(248)	(220)	12.9		(62)	(56)	10.9
Bad debt provision	(2)	(1)	87.1		(0)	(1)	(64.8)
Taxes	(7)	(6)	24.9		(2)	(2)	19.2
Other net operating income (expense)	2	2	21.9		2	2	25.4
Gain (loss) on sale of fixed assets	(4)	(0)	n.m.		(4)	(0)	n.m.
Operating income before D&A (OIBDA)	161	190	(15.0)		26	64	(60.2)
OIBDA Margin	9.0%	11.4%	(2.5 p.p.	)	5.6%	14.1%	(8.5 p.p. )
Depreciation and amortization	(60)	(45)	34.4		(15)	(12)	25.5
Operating income (OI)	101	145	(30.2)		10	52	(80.6)
OI Margin	5.6%	8.7%	(3.1 p.p.	)	2.2%	11.4%	(9.2 p.p. )

Note:	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-

As Atento leases buildings and equipment in the regions in which the Company conducts operations to serve its clients rather than purchase those buildings and equipment as some of its competitors do, Atento’s operating expenses, and OIBDA, are negatively affected when compared to competitors’, while Atento’s depreciation charges are positively affected. Consequently, OI would be the most comparable metric to follow.

January - December 2011 Results - TELEFÓNICA

ADDENDA

Key Holdings of the Telefónica Group detailed by regional business units

TELEFÓNICA ESPAÑA

September 30,
% Stake

Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Telefónica Telecomunic. Públicas	100.0
T. Soluciones de Informatica y
Comunicaciones de España	100.0
Acens Technologies	100.0
Iberbanda	100.0
Tuenti	91.4

TELEFÓNICA LATINOAMÉRICA

September 30,
% Stake

Telefónica Móviles Perú	100.0
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Móviles Guatemala	100.0
Telefónica Venezolana	100.0
Telefónica Móviles Colombia	100.0
Otecel	100.0
Telefónica Móviles Panamá	100.0
Telefónica Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica	100.0
Telefónica Móviles El Salvador	99.2
Telefónica del Perú	98.3
Telefónica Chile	97.9
Telefónica Brasil (1)	73.9
Telefónica Telecom	52.0

(1)	It includes 100% of Vivo.

TELEFÓNICA EUROPE

September 30,
% Stake

Telefónica UK	100.0
Telefónica Germany	100.0
Telefónica Ireland	100.0
Be	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Jajah	100.0
Telefónica Czech Republic (1)	69.4
Tesco Mobile	50.0

(1)	It includes 100% of Telefónica Slovakia.

OTHER STAKES

September 30,
% Stake

Atento	100.0
Telefónica de Contenidos	100.0
Telco SpA (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
Hispasat	13.2
China Unicom	9.6
Amper	5.8
ZON Multimedia (2)	5.3
Portugal Telecom	2.0
BBVA	0.9

(1)

Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.46%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.19%.

(2)	Telefónica's effective stake. Telefónica's stake would be 5.37% if we exclude the minority interests.

January - December 2011 Results - TELEFÓNICA

ADDENDA

Significant Events

The Board of Directors of Telefónica, at its meeting held the 14th December 2011, analysed and positively considered a revision of the shareholder remuneration targets announced in October 2009, which were established considering an economic and operating environment and financial markets conditions that have changed materially since then.

The Company decided to anticipate the flexible shareholder remuneration scheme initially set for 2013, while maintaining an attractive remuneration for its shareholders which is compatible with Telefónica’s strategy of sustained investments in the business, including spectrum acquisition, to capture growth opportunities in our markets and enhances the Company’s financial flexibility:

•

The dividend for the year 2011 is maintained at 1.60 euros per share, having fulfilled already a first payment of 0.77 euros per share in November. The remaining amount (0.83 euros per share) will be distributed in May 2012, though the combination of a cash payment and a payment in-kind, the latter through the distribution of treasury shares of the Company for a maximum amount of 0.30 euros per share, and subject to market conditions.

•

Total shareholder remuneration for the year 2012 will amount to 1.50 euros per share, including the payment of a cash dividend of 1.30 euros per share and a share buyback for the remaining amount. Treasury shares acquired will be amortized and the share buyback shall be completed by May 2013.

•

For the year 2013 the minimum total shareholder remuneration per share will be similar to the one for the year 2012 (1.50 euros per share). The remuneration mix (dividend, share buyback or the combination of both) will be decided considering market conditions and investor preferences at that time.

January - December 2011 Results - TELEFÓNICA

ADDENDA

Changes to the Perimeter

The main changes in the scope of consolidation during 2011 were as follows:

•

Pursuant to the Strategic Partnership Agreement signed up between Telefónica, S.A. and China Unicom on the 23rd of January 2011, Telefónica, S.A. had increased its ownership stake in China Unicom by approximately 1.2% ($501 million) to stand at 9.6% at the end of the year. The company continues to be accounted for by the equity method within the consolidated accounts of Telefónica.

•

In February, Telefónica Costa Rica TC, S.A., a Costa Rican company, was included in Telefónica’s consolidation perimeter under the full consolidation method following Telefónica, S.A’s purchase of 100% of its initial share capital for 2.2 million US dollars.

•

On the 25th of March, following approval by the respective Boards of Directors of the Brazilian companies Telecomunicaçoes de São Paulo, S.A. (“Telesp”) and Vivo Participações S.A. (“Vivo Part.”), the former has acquired 100% of the shares of the latter via a capital increase with an exchange ratio of 1.55 new Telesp shares for each Vivo share. Additionally, Telefónica now holds a direct and indirect share of 73.9% of Telesp’s share capital. Both companies are included in the Telefónica’s consolidation perimeter using the full consolidation method. In October, Telesp changed its corporate denomination to Telefónica Brasil S.A.

•

In April, the Spanish company, Wayra Investigación y Desarrollo, S.L. was established. The main objective of this initiative is to identify new Information and Communication Technology (ICT) talent in Spain and Latin America and to promote its development through full support and by providing entrepreneurs with the tools and funding they need. The company has been incorporated in Telefónica’s consolidation perimeter under the full consolidation method.

Thereby and along the year, Wayra in Perú, Venezuela, Mexico, Argentina and Colombia were set up. All of them have been added to Telefónica’s consolidation perimeter using the full consolidation method.

•

In the first half of the year and starting from 1 January 2011, Telesp has included the following companies in its consolidated financial statements under the full consolidation method: GTR Participações e Emprendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., and Comercial Cabo TV São Paulo S.A. Until last year, these companies were included in Telefónica’s consolidated financial statements under the equity method.

•

On the 7th of June 2011, Telefónica formalized the acquisition of 100% of Acens Technologies S.L., a “hosting/housing” service provider for small and medium enterprises in Spain. The amount paid for the acquisition rose to roughly 55 million euros. The corporation has been incorporated to Telefónica’s consolidation perimeter under the full consolidation method.

•	In August, Telefónica de España, S.A.U. raised its stake in the Spanish company, Iberbanda, S.A. from 51% to 100%. This company continues to be accounted by the full consolidation method.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

January - December 2011 Results - TELEFÓNICA

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Relaciones con Inversores

Distrito C—Ronda de la Comunicación s/n

28050 Madrid (España)

Teléfono: +34 91 482 87 00

Fax: +34 91 482 85 99

María García-Legaz (maria.garcialegaz@telefonica.es)

Isabel Beltrán (i.beltran@telefonica.es)

Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es

www.telefonica.es/accionistaseinversores

January - December 2011 Results - TELEFÓNICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:February 24th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer